SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2007
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                     .

Tender Offer Circular
Submitted to the Financial Supervisory Commission
February 27, 2007
We hereby submit this Tender Offer Circular
in accordance with Article 21-2(2) of the Securities and Exchange Act (of Korea).

Reporter	Name	Shinhan Financial Group Co., Ltd. (seal)
Contact Information for Business Purpose	Address*	120 Taepyungro 2-ga, Jung-gu, Seoul, Korea
	Tel. No.	82-2- 6360-3035

*     Contact information for business purpose shall contain the full address and telephone number that can be reached.

2

2

I. Particulars on Tender Offeror and Its Specially-Related Persons
A. Information on Tender Offeror and Its Specially-Related Persons
1. Name of Tender Offeror

Name of Tender Offeror:	Shinhan Financial Group Co., Ltd. (“SFG”)
Representative Director:	In Ho LEE
2. History of Tender Offeror
(1) Changes since Incorporation
1)	Date of Incorporation: September 1, 2001

2)	Location of Head Office (including any changes thereof): 120 Taepyungro 2-ga, Jung-gu, Seoul, Korea

3)	Material Change in the Management

2001.9.1	Chairman of BOD	Eung Chan RA
2003.3.31	Chairman of BOD	Eung Chan RA
	President & CEO	Young Hwi CHOI
2005.5.17	Chairman of BOD	Eung Chan RA
	President & CEO	In Ho LEE
4)	Changes in the Largest Shareholder

2001.12.7	Changed from Daekyo Co., Ltd. and two other shareholders (No. of shares held: 4,754,679; shareholding ratio: 1.63%) to BNP Paribas (No. of shares held: 11,693,767; shareholding ratio: 4%)
2002.2.7	Changed from BNP Paribas to BNP Paribas Luxembourg, an affiliate of BNP Paribas (No. of shares held: 11,693,767; shareholding ratio: 4%)
2005.3.22	Changed from BNP Paribas Luxembourg to Korea National Pension Fund (No. of shares held: 16,498,516; shareholding ratio: 5.17%)
	*	The above date is the date on which the change was confirmed.
2005.11.28	Changed from Korea National Pension Fund to Korea Deposit Insurance Corporation (No. of shares held: 22,360,302; shareholding ratio: 6.22%; convertible and redeemable preferred stocks were converted into common shares)
2006.4.11	Changed from Korea Deposit Insurance Corporation to BNP Paribas Group (No. of shares held: 33,682,104; shareholding ratio: 9.38%)
	*	Details of Holding:
		—	BNP Paribas S.A.: 20,124,272 shares (purchased common shares in SFG held by Korea Deposit Insurance Corporation);
		—	BNP Paribas Luxembourg (subsidiary of BNP Paribas S.A.): 13,557,832 shares (existing shares)
	*	The above information is based on the date of purchase and sale of the shares. As of September 30, 2006, the shareholding ratio of BNP Paribas Group is 8.83% (the shareholding ratio was reduced due to the increase in the total number of common shares).
* As of December 31, 2006, BNP Paribas Group owns 9.06% or 34,582,732 shares of SFG common shares.
5)	Material Change in Business Purpose: N/A

6)	Other Material Change since Incorporation

2002.4.4	Executed a stock purchase agreement with Korea Deposit Insurance Corporation to acquire 51% equity in Jeju Bank
2002.4.8	Executed a stock purchase agreement with Asia Pacific Group II and LP, among others, to acquire 30% of common shares in Good Morning Securities Co., Ltd.
2002.5.10	SFG’s inclusion of Jeju Bank as its subsidiary was officially granted
2002.6.4	Shinhan Bank’s Credit Card Business spun off and Shinhan Card Co., Ltd. was established
2002.7.8	Shinhan Credit Information Co., Ltd. was established
2002.8.1	Good Morning Securities Co., Ltd. merged with Shinhan Securities Co., Ltd.; Good Morning Shinhan Securities Co., Ltd. was incorporated
2002.9.16	Good Morning Investment Trust Management Co., Ltd. ceased to be one of SFG’s indirect subsidiaries
2002.9.23	Executed an agreement to sell (50%-1) shares in Shinhan Investment Trust Management to BNP Paribas Group; name changed to Shinhan-BNP Paribas Investment Trust Management Co., Ltd.
2002.10.1	Established SH&C Life Insurance Co., Ltd.
2003.6.9	Executed an agreement to sell 49% equity share in Shinhan Credit Information to Lone Star Fund
2003.7.9	Executed an agreement to acquire 80.04% equity in Chohung Bank from Korea Deposit Insurance Corporation
2003.8.18-19	Acquired 80.04% equity in Chohung Bank from Korea Deposit Insurance Corporation
2003.9.5	SFG’s inclusion of Chohung Bank as its subsidiary was officially granted
2003.9.16	Registered with the U.S. Securities Exchange Commission and listed on the New York Stock Exchange
2003.11.20	Acquired a U.S. bank holding company license from the U.S. Federal Reserve Board
2003.12.26	Made additional investment of KRW 200 billion in Chohung Bank (shareholding ratio after investment: 81.15%)
2004.3.5	Shinhan Bank sold out 29,873,359 (10.15%) shares of SFG
2004.4.12	Decided to acquire shares of Chohung Bank through stock swap and tender offer and acquired it as SFG’s wholly-owned subsidiary
2004.4.29	Terminated business alliance with Lone Star Fund in the credit information sector and decided to acquire shares of Shinhan Credit Information held by Lone Star Fund
* On May 21, 2004, acquired the remaining 49% of the shares (shareholding ratio after acquisition: 100%)
2004.6.22	Stock swap to acquire Chohung Bank as SFG’s wholly-owned subsidiary was completed

* Shareholding ratio after the stock swap: 100%; no. of SFG common shares increased by 14,682,590 shares
2004.12.16	SFG acquired Shinhan Private Equity Co., Ltd. as its wholly owned subsidiary
* Date of report on inclusion as subsidiary to Financial Supervisory Commission (“FSC”): Jan. 5, 2005
2004.12.23	Stock swap to acquire Good Morning Shinhan Securities as SFG’s wholly-owned subsidiary was completed
* Shareholding ratio after the stock swap: 100%; no. of SFG common shares increased by 10,235,121 shares
2005.8.26	Decided to liquidate e-Shinhan
2005.8.29	Acquired Shinhan NPS Private Equity Fund 1st as SFG’s indirect subsidiary
2005.9.27	Decided to acquire Shinhan Life Insurance Co., Ltd. as SFG’s subsidiary
2005.11.24	Resolution to liquidate e-Shinhan is passed at the general shareholders’ meeting
2005.12.13	Acquired Shinhan Life Insurance Co., Ltd. as wholly-owned subsidiary through stock swap
2006.4.1	The integrated Shinhan Bank and Shinhan Card was launched
2006.8.16	Designated as the preferred bidder for the proposed acquisition of shares of LG Card Co., Ltd (“LG Card”)
2006.12.20	Executed LG Card Co., Ltd. Acquisition Agreement to acquire shares of LG Card
2007.2.23	Obtained FSC’s approval of inclusion of LG Card as subsidiary
(2) Change in Company Name: N/A
(3) Merger, Division (Merger Through Division), All-inclusive Stock Swap or Transfer, Acquisition or Transfer of Material Business, Etc.

Date	Details	Quantity	Remarks
Sep. 1, 2001	Stock transfer	292,344,192	Shinhan Bank, Shinhan Securities, Shinhan Investment Trust Management and Shinhan Capital established SFG through all-inclusive stock transfer
Jun. 6, 2002	Small-scale stock swap	15,891	Stock swap between SFG common shares and Shinhan Bank common shares issued upon conversion of bonds with warrant
Oct. 1, 2002	Small-scale stock swap	786
Dec. 31, 2002	Small-scale stock swap	256
Oct. 1, 2003	Small-scale stock swap	11,626
Dec. 31, 2003	Small-scale stock swap	164,484
Jun. 22, 2004	Small-scale stock swap	14,682,590	Small-scale stock swap to acquire Chohung Bank as the SFG’s wholly-owned subsidiary
Dec. 23, 2004	Small-scale stock swap	10,235,121	Small-scale stock swap to acquire Good Morning Shinhan Securities as the SFG’s wholly-owned subsidiary

Date	Details	Quantity	Remarks
Dec. 13, 2005	Small-scale stock swap	17,528,000	Small-scale stock swap to acquire Shinhan Life Insurance as the SFG’s wholly-owned subsidiary

Note 1)	By board resolutions dated December 30, 2005 of Shinhan Bank, Chohung Bank and Shinhan Card, each a SFG’s wholly owned subsidiary, the credit card business division of Chohung Bank merged with Shinhan Card through spin-off as of April 1, 2006, and following the spin-off, Chohung Bank merged with Shinhan Bank.
Note 2)	As a result of the spin-off of the credit card business division of Chohung Bank, Chohung Bank’s capital, stockholders’ equity and the number of issued and outstanding shares were reduced by KRW 210 billion, KRW 170 billion and 49,008,463 shares, respectively, and the credit card division merged with Shinhan Card at a merger swap ratio of 1:0.980941772 (one share of Chohung Bank for 0.980941772 common share of Shinhan Card). The name of the corporation surviving after the merger through spin-off was Shinhan Card.
Note 3)	Following the spin-off of the credit card business division of Chohung Bank, Shinhan Bank merged with Chohung Bank at a merger swap ratio of 1: 3.867799182 (one share of Shinhan Bank for 3.867799182 common share of Chohung Bank). The merger agreement was approved at the extraordinary general meeting of shareholders of each bank, and it was decided that the bank surviving after the merger would be Chohung Bank and that the name of the integrated bank would be Shinhan Bank.
(4) Change in Manufacturing Facilities: N/A
(5) Material Events Related to Management: N/A
3. Business Purpose and Details of Business
(1) Business Purpose

	Business Objectives	Remarks
A.	Control or business management of a company that engages in financial business or in activities closely related to financial business;
B.	Financial support to subsidiaries, etc. (including any subsidiaries, indirect subsidiaries and companies controlled by indirect subsidiaries; the same shall apply hereafter) (“Subsidiaries, etc.”);
C.	Investment in subsidiaries or financing for financial support to Subsidiaries, etc.;
D.	Support for joint product development and sales to, and joint utilization of equipment, IT systems, etc. with, Subsidiaries, etc.; and
E.	Business activities incidental or related to the foregoing.
(2) Details of Business
Tender Offeror was incorporated in 2001 as a 100% privately-owned financial holding company in order to actively respond to trends of consolidation and diversification in the financial environment.
Since its incorporation, Tender Offeror strategically aimed at establishing the business structure of a total financial group, and developed systematic strategies, focusing on four key tasks: (i) improvement of the holding companies system; (ii) specific negotiations of strategic alliance; (iii) implementation of strategies to expand initial synergies; and (iv) enhancement of internal and external communications. First, Tender

Offeror achieved management transparency by improving the governance and management system of the group and established an enhanced holding companies system as well as a system of mutual cooperation and support among group members by organizing various councils for each business division such as retail, corporate banking and asset management business, in an effort to build a foundation for one-portal, one-stop total financial services.
Tender Offeror incorporated a bank, a securities company, a credit card company, an investment trust management company, a capital company and an insurance company as its subsidiaries, thereby establishing a system that enables it to provide services in all financial areas as a total financial group. It is now promoting cross-selling among subsidiaries of products such as funds and FNA securities savings deposits, and focusing on development of complex products linked with insurance and credit card. Moreover, it engages itself in database marketing activities at the group level using an integrated group database.
Following the proposed stock acquisition through which LG Card will become one of its subsidiary, Tender Offeror will substantially enhance its presence in non-banking sectors by expanding its business areas and target markets based on an increased customer base and channels, and will increase the competency of the entire group in order to secure its leading position in the domestic financial market.
Finally, Tender Offeror will, in good faith, build a management system in compliance with world class standards and secure world class competency as a foundation for long-term survival and growth in the global competitive financial environment.
4. Capital and Total Number of Issued Shares (as of the Filing Date)
[Unit: KRW, shares; Par value per share: KRW 5,000]

			No. of Issued	Total Amount of Par
Type		Class	Shares	Value	Capital
Registered		Common stock	381,567,614	1,907,838,070,000	1,907,838,070,000
Registered		Redeemable Preferred Stock	68,757,169	343,785,845,000	407,869,805,000
Registered		Convertible Redeemable Preferred Stock	14,721,000	73,605,000,000	73,605,000,000

	Total		465,045,783	2,325,228,915,000	2,389,312,875,000

Note 1)	The difference between the total amount of par value and the capital of redeemable preferred stocks issued by SFG can be explained by the fact that the capital cannot be decreased under the current Korean Commercial Code, even though the number of issued preferred stocks was reduced due to redemption of Series 1 preferred stocks (9,316,792 shares) and Series 6 preferred stocks (3,500,000 shares) that matured on August 21, 2006. For this reason, there is a difference (amounting to KRW 64,083,960,000) between the capital and the total amount of par value of issued and outstanding shares.
Note 2)	SFG resolved at the board meeting on December 18, 2006 to increase the capital for the purpose of financing the acquisition of LG Card shares and completed the capital increase (issuance of redeemable preferred stocks and convertible redeemable preferred stocks) on January 25, 2007 as follows:

[Unit: KRW, shares; Par Value per share: KRW 5,000]

		Series 11 Convertible
	Series 10 Redeemable	Redeemable Preferred
Classification	Preferred Stock	Stock	Total
Issue Price Per Share	100,000	57,806	—
No. of Shares Issued	28,990,000	14,721,000	43,711,000
Total Issue Price	2,899,000,000,000	850,962,126,000	3,749,962,126,000
Capital	144,950,000,000	73,605,000,000	218,555,000,000
Capital Surplus	2,754,050,000,000	777,357,126,000	3,531,407,126,000
5. Largest Shareholder (including Specially-Related Persons)
[As of Dec. 31, 2006]

Name				Shareholding
(Company Name)	Relation	Address*	Shares Owned	Ratio (%)
BNP Paribas S.A.	Largest Shareholder	—	20,124,272	5.27
BNP Paribas Luxembourg	Largest Shareholder’s Subsidiary	—	13,557,832	3.55
BNP Paribas Arbitrage SNC	Largest Shareholder’s Subsidiary	—	900,628	0.24

Total	—	—	34,582,732	9.06

Note	Since holders of SFG preferred stock have no voting rights, the shareholding ratio is calculated based on the number of common shares.
6. Officers and Their Shareholding
[As of Dec. 31, 2006]

					Shares Owned		Date of Initial
Position	Name	Date of Birth	Background / Prior Affiliation		Common Stock	Preferred Stock	Appointment
Chairman (standing)	Eung Chan Ra	Nov. 25, 1938	—	Seonlin Commercial High School Graduate	133,103	—	Sept. 1, 2001
			—	President & Rep. Director, Shinhan Bank
			—	Vice Chairman, Shinhan Bank
President & CEO (standing)	In Ho Lee	Nov. 2, 1943	—	BA in Economics, Yonsei University	23,191	—	Sept. 1, 2001
			—	EVP, Shinhan Bank
			—	President & Rep. Director, Shinhan
Bank
(Executive) Director	Young Hwi Choi	Oct. 28, 1945	—	BA in Economics, Sung Kyun Kwan University	553	—	Sept. 1, 2001
			—	MD, Shinhan Bank
			—	Deputy President, Shinhan Bank
(Non-Executive) Director	Young Seok Choi	Jul. 2, 1929	—	BA in Commerce, Meiji University, Japan	448,076	—	Mar. 31, 2003
			—	Non-Executive Director, Shinhan Bank
			—	President, C.Y.S. Ltd., Japan (current)
Outside Director	Yong Woong Yang	Aug. 4, 1948	— —	BA, Chosun University, Japan President, Doen, Japan (current)	88,450	—	Mar. 25, 2004
Outside Director	Il Sup Kim	Jul. 1, 1946	—	Ph.D., Business Administration,
				Seoul National University	—	—	Mar. 31, 2003

					Shares Owned		Date of Initial
Position	Name	Date of Birth	Background / Prior Affiliation		Common Stock	Preferred Stock	Appointment
			—	Vice Chairman of Samil Accounting Corp.
			—	Vice President of Ehwa Women’s University
			—	Representative Dir., Dasan
Accounting Corp. (current)
Outside Director	Sang Yoon Lee	Sept. 13, 1942	—	BA in Commerce, Seoul National University	—	—	Mar. 25, 2004
			—	Non-statutory Vice-Chairman, Korea Food Industry Association (current)
			—	Representative Director and President, Nongshim Ltd. (current)
Outside Director	Yoon Soo Yoon	Mar. 5, 1946	—	BA in Political Science & Diplomacy, Korea University of Foreign Studies	—	—	Mar. 25, 2004
			—	Non-Executive Director of Hanvit Bank
			—	President of Fila Korea Ltd. (current)
Outside Director	Shee Yul Ryoo	Sept. 5, 1938	— —	LLB, Seoul National University President, Korea First Bank (former)	—	—	Mar. 30, 2005
			—	Chairman, The Korea Federation of Banks (former)
			—	Advisor, Shin & Kim (current)
Outside Director	Byung Hun Park	Sept. 10, 1928	—	BA in Law, Politics and Economics at Meiji University, Japan	28,659	—	Sep. 1, 2001
			—	President, HQ of Korean Residents’ Union in Japan
			—	Chairman, Daeseong Electronics Ltd (current)
Outside Director	Young Hoon Choi	Nov. 8, 1928	—	LLB in Law, Ritsumeikan University, Japan	135,400	—	Mar. 30, 2005
			—	Non Executive Director, Shinhan Bank
			—	Chairman, Eishin Group (current)
Outside Director	Si Jong Kim	Apr. 16, 1937	—	Sigaken Yashu High School	8,764	—	Mar. 30, 2005
			—	Director, Yokohama Shogin
			—	Director, Korea Chamber of Office in Kanagawa, Japan
			—	Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)
Outside Director	Philippe Reynieix	Jun. 24, 1949	—	Master of Business Law, Paris II University, France	—	—	Mar. 25, 2004
			—	Chief Operating Officer BNP Paribas, Singapore
			—	Rep. Director & GM for Korea BNP Paribas, Seoul (current)
Outside Director	Haeng Nam Chung	Mar. 15, 1941	— —	Tomishima Jr. High School Director, Asuka Credit Union	30,000	—	Mar. 21, 2006
			—	Advisor, Korean Chamber of Commerce and Industry (current)
Outside Director	Myung Soo Choi	Aug. 5, 1957	—	LLB in Economics, Kyonggi University	—	—	Mar. 21, 2006
			—	Head of Audit Office, Investigation Dept. 2, Dept. 3 and Special Investigation Bureau, Korea Deposit

					Shares Owned		Date of Initial
Position	Name	Date of Birth	Background / Prior Affiliation		Common Stock	Preferred Stock	Appointment
Insurance Corporation
			—	Representative Director, Resolution and Finance Corporation
			—	Head of Fund Management and Planning Dept., Korea Deposit Insurance Corporation (current)
Executive Vice President	Jae Woo Lee	Jul. 2, 1950	—	Graduated from Kunsan Commercial High School	14,382	—	Dec. 16, 2004
			—	MBA, Dongkuk Univ.
			—	General Manager of Small and
Medium Enterprise Support Dept., Shinhan Bank
			—	Deputy President, Shinhan Bank
Executive Vice President	Byung Jae Cho	Jan. 6, 1951	—	BA in Business Administration, Seoul National University	—	—	Sept. 5, 2003
			—	General Manager of Planning Dept.,
Chohung Bank
Executive Vice President	Jin Won Suh	Apr. 20, 1951	— —	BA in History, Korea University Sales Director of Individual Customer HQ., Shinhan Bank	—	—	Feb. 22, 2006
			—	Deputy President, Shinhan Bank
Executive Vice President	Jae Woon Yoon	Jul. 22, 1951	—	BA in Education, Seoul National University	—	—	Aug. 26, 2005
			—	General Manager of Trust Business Dept., Chohung Bank
			—	Director of Central Region HQ, Chohung Bank
Advisor	Pyung Joo Kim	Feb. 6, 1939	—	Ph.D. in Economics, Princeton University	—	—	Mar. 1, 2006
			—	Prof., KDI School of Public Policy and Management
			—	Honorary Prof., Sogang Univ.
			—	Chairman of Shinhan Bank-Chohung Bank Integration Promotion Committee
Total					910,578	—

7. Specially-Related Persons
[As of Feb. 27, 2007]

	Relation
Name	with		Capital		Occupation
(Company	Tender		(million	Largest	(Details of
Name)	Offeror	Address	Won)	Shareholder	Business)
Shinhan Bank	Subsidiary	120 Taepyungro 2-ga, Jung-gu, Seoul	7,528,078	SFG	Banking business
Good Morning Shinhan Securities	Subsidiary	23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	796,998	SFG	Securities business
Shinhan Card	Subsidiary	14 Namdaemoonro 1-ga, Jung-gu, Seoul	358,886	SFG	Credit card business
Shinhan Capital	Subsidiary	530-1 Gozan-dong, Danwon-gu, Ansan, Kyeonggi-do	80,000	SFG	Credit extension business
Jeju Bank	Subsidiary	1349 Yi-do, Yido 1-dong, Jeju City	77,644	SFG	Banking business
Shinhan Life Insurance	Subsidiary	120 Taepyungro 2-ga, Jung-gu, Seoul	200,000	SFG	Life insurance business
Shinhan-BNP Paribas Investment Trust Management Co.	Subsidiary	18th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	40,000	SFG	Securities investment trust business
Shinhan Macquarie Financial Advisory	Subsidiary	9th Fl., Hanwha Bldg., Sogong-dong, Jung-gu, Seoul	1,000	SFG	Financial advisory business
Shinhan Credit Information	Subsidiary	32 Moonraedong 3-ga, Yeongdeungpo-gu, Seoul	3,000	SFG	Credit survey business
SH&C Life Insurance	Subsidiary	3rd Fl., Seoul City Tower, Namdaemoonro 5-ga, Jung-gu, Seoul	30,000	SFG	Insurance business
Shinhan Private Equity	Subsidiary	14th Fl., Heungkuk Life Bldg., Shinmunro 1-ga, Jongro-gu, Seoul	10,000	SFG	Private equity operations business
Shinhan Data System	Indirect subsidiary	17th Fl., Daekyung Bldg., 120 Taepyungro 2-ga, Jung-gu, Seoul	1,000	Shinhan Bank	Software development business
Shinhan Finance Ltd.	Indirect subsidiary	Room 3401, Gloucester Tower, The Land mark, 11 Pedder St., Central, Hong Kong	63,684	Shinhan Bank	Banking business
SH Asset Management	Indirect subsidiary	7th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Yeongdeungpo-gu, Seoul	45,000	Shinhan Bank	Investment trust business
Shinhan Asia Ltd.	Indirect subsidiary	Suites 3507-3508, 35/F, Two Exchange Square, 8 Connaught Place, Central, HK	13,944	Shinhan Bank	Banking business
Shinhan Bank America	Indirect subsidiary	330 5th Avenue 4th Floor New York, NY 10001 USA	13,014	Shinhan Bank	Banking business

	Relation
Name	with		Capital		Occupation
(Company	Tender		(million	Largest	(Details of
Name)	Offeror	Address	Won)	Shareholder	Business)
Shinhan Bank Europe	Indirect subsidiary	Neue Mainzer Strasse 75 60311 Frankfurt am Main, Germany	18,748	Shinhan Bank	Banking business
Shinhan Vina Bank	Indirect subsidiary	3-5 Ho Tung Mau Street, District 1, HCMC, Vietnam	18,592	Shinhan Bank	Banking business
CHB Valuemeet 2001 First SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business
CHB Valuemeet 2001 Second SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business
CHB Valuemeet 2002 First SPC	Indirect subsidiary	10th Fl., Lawyer’s Bldg., Dangju-dong, Jongro-gu, Seoul	10	Shinhan Bank	Other financial business
Good Morning Shinhan Securities Europe Ltd.	Indirect subsidiary	7th Floor, 52 Cornhill, London EC3V 3PD, United Kingdom	6,202	Good Morning Shinhan Securities	Securities brokerage business
Good Morning Shinhan Securities USA Inc.	Indirect subsidiary	1325 6th Ave. #702, NY, NY 10019 USA	3,904	Good Morning Shinhan Securities	Securities brokerage business
Shinhan NPS Private Equity Fund 1st	Indirect subsidiary	226 Shinmunro 1-ga Jongro-gu, Seoul	138,000	National Pension Fund	Other financial business

Note 1)	Tender Offeror’s specially related persons that are companies (corporations) are as listed above.
	—	Information on officers of either Tender Offeror or its affiliates is omitted pursuant to Article 10-3 (3) of the Enforcement Decree of the Securities and Exchange Act because they own less than 1,000 shares of LG Card.
	—	Among Tender Offeror’s specially related persons, only Shinhan Bank Co., Ltd. owns LG card shares. The number of LG card shares owned by Shinhan Bank is 8,960,005.

Note 2)	Although the largest shareholder of Shinhan NPS Private Equity Fund 1st is National Pension Fund, since Shinhan Private Equity, a subsidiary of Tender Offeror, is a general partner of the Fund, it is a indirect subsidiary of Tender Offeror.
B. Information on Corporate Group of Which Tender Offeror Is a Member
1. Name of Corporate Group
Shinhan Financial Group Co., Ltd.

2. Companies Belonging to the Corporate Group

No. of
Classification	Companies	Company Name
Listed Corporation	1 (holding company)	Shinhan Financial Group
	1 (subsidiary)	Jeju Bank
Non-listed Corporations	10 (subsidiaries)	Shinhan Bank, Good Morning Shinhan Securities, Shinhan Card, Shinhan Capital, Shinhan Life Insurance, Shinhan-BNP Paribas Investment Trust Management Co., Shinhan Macquarie Financial Advisory, Shinhan Credit Information, SH&C Life Insurance, and Shinhan Private Equity
	13 (indirect subsidiaries)	Shinhan Data System, Shinhan Finance Ltd., SH Asset Management, Shinhan Asia Ltd., Shinhan Bank America, Shinhan Bank Europe, Shinhan Vina Bank, CHB Valuemeet 2001 First SPC, CHB Valuemeet 2001 Second SPC, CHB Valuemeet 2002 First SPC, Good Morning Shinhan Securities Europe Ltd., Good Morning Shinhan Securities USA Inc., Shinhan NPS Private Equity Fund 1st
Total	25	—

Note 1)	With “Shinhan Bank” chosen for the name of the integrated bank after the merger between Shinhan Bank and Chohung Bank dated April 1, 2006, company names of indirect subsidiaries were changed as follows:
— Chohung Investment Trust Management Co., Ltd. → SH Asset Management Co., Ltd.
— Chohung Finance Ltd. → Shinhan Asia Ltd.
— CHB Bank America → Shinhan Bank America
— Chohung Bank (Deutschland) Gmbh. → Shinhan Bank Europe
— Chohung Vina Bank → Shinhan Vina Bank
Note 2)	On November 1, 2006, Shinhan Finance Ltd., an indirect subsidiary of Tender Offeror, was converted to Shinhan Bank, Hong Kong Branch. The liquidation proceedings are in progress and expected to be completed in the first half of 2007.
Note 3)	Although FSC approved SFG’s incorporation of LG Card as its subsidiary on February 23, 2007, it was excluded from the list of subsidiaries since stock acquisition through Tender Offer has not yet been carried out.
3. Relevant Law and Regulation
(i)	Since Shinhan Financial Group is composed of subsidiaries and indirect subsidiaries of SFG and SFG is a financial holding company under the Financial Holding Companies Act (“FHCA”), Shinhan Financial Group is subject to any and all regulations under the FHCA.

(ii)	Major regulations under the FHCA applicable to a financial holding company such as Shinhan Financial Group include (i) certain limits on investment under which a financial holding company can invest in subsidiaries only to the extent of its stockholders’ equity, and (ii) prohibition against running other profit-making businesses than managing its subsidiaries and other businesses incidental thereto.

(iii)	Furthermore, the FHCA prohibits subsidiaries and indirect subsidiaries from making investment in, or extending credits to, a parent financial holding company, and restricts them from holding stocks of, or extending credits to, ther subsidiaries or indirect subsidiaries.

(iv)	For details of regulations under the FHCA, please refer to the FHCA, the Enforcement Decree thereof, and the Regulation on Supervision.

(v)	In addition to the FHCA, Tender Offeror is subject to regulations under the Monopoly Regulation and Fair Trade Act, the Securities and Exchange Act (“SEA”), and other relevant laws and regulations.
4. Summary Consolidated Financial Statements
(1) Consolidated Balance Sheet
[Unit: KRW 100 million]

	5th Fiscal Year	4th Fiscal Year
Category	(As of Dec. 31, 2005)	(As of Dec. 31, 2004)
[Assets]
Cash & Bank Deposits	84,764	67,127
Trading Securities	54,955	70,656
Available-for-Sale Securities	216,706	176,247
Held-to-Maturity Securities	29,962	31,447
Equity Securities by the Equity Method	795	164
Loans	1,066,493	971,989
Fixed Assets	34,910	29,216
Other Assets	120,790	121,466
Total Assets	1,609,375	1,468,312
[Liabilities]
Deposits	915,208	875,281
Borrowings	159,164	148,950
Debentures	228,402	201,141
Other Liabilities	204,084	164,591
Total Liabilities	1,506,858	1,389,963
[Stockholders’ Equity]	21,708	20,831
[Consolidated Capital Surplus]	43,956	37,753
[Consolidated Retained Earnings]	29,586	16,082
[Capital Adjustment]	6,121	2,807
[Minority Interest]	1,147	876
Total Stockholders’ Equity	102,517	78,349
(2) Consolidated Income Statement
[Unit: KRW 100 million]

	5th Fiscal Year	4th Fiscal Year
Category	(Jan. 1, 2005 ~ Dec. 31, 2005)	(Jan. 1, 2004 ~Dec. 31, 2004)
Operating Revenues	155,109	143,428
Operating Expenses	137,347	129,816
Operating Income	17,762	13,612
Ordinary Income	20,112	13,338
Net Income	17,476	11,211
Consolidated Period Income	17,321	10,503
No. of companies included in the consolidated income statement	22 companies SFG / (11) subsidiaries / (7) indirect subsidiaries / (3) trusts	22 companies SFG / (11) subsidiaries / (7) indirect subsidiaries / (3) trusts

C. Financial Information of Tender Offeror
1. Balance Sheet
The 3rd Quarter of the 6th Fiscal Year (As of Sep. 30, 2006)
The 5th Fiscal Year (As of Dec. 31, 2005)
The 4th Fiscal Year (As of Dec. 31, 2004)
[Unit: KRW million]

	6th Fiscal Year,
Category	3rd Quarter	5th Fiscal Year	4th Fiscal Year
Assets
I. Cash & Bank Deposits	286,545	64,374	31,145
1.Bank Deposits	286,545	64,374	31,145
II. Securities	12,290,523	10,882,359	8,262,100
(1) Equity Securities Accounted for by the Equity Method	12,290,523	10,882,359	8,262,100
1. Stocks	12,290,523	10,882,359	8,262,100
(2) Available-for-Sale Securities	—	—	—
1.Receivables	—	—	—
III. Loans	1,279,733	1,476,630	1,749,955
(Allowance for Possible Loan Losses)	-6,431	-7,420	-8,794
1. Loans in Korean Won	1,220,000	1,340,000	1,550,000
2. Loans in Foreign Currency	66,164	70,910	135,609
3. Privately Placed Bonds		73,140	73,140
IV. Fixed Assets	1,755	2,290	2,164
(1) Tangible Assets	820	1,200	1,302
1. Vehicles	261	391	425
Accumulated Depreciation	-171	-225	-278
2. Equipment	1,436	1,391	1,168
Accumulated Depreciation	-1,119	-991	-760
3. Other Tangible Assets	1,728	1,704	1,493
Accumulated Depreciation	-1,315	-1,070	-746
(2) Intangible Assets	935	1,090	862
1. Organization Costs	—	—	—
2. Other Intangible Assets	935	1,090	862
V. Other Assets	100,072	36,478	26,949
1. Guarantee Deposits	10,082	10,082	7,840
2. Accounts Receivable	28,059	14,809	6,234
3. Accrued Income	8,770	8,466	11,044
4. Advance Payments	50,953	10	10
5. Prepaid Expenses	53	724	12
6. Prepaid Income Taxes	346	577	0
7. Sundry Assets	1,809	1,810	1,809
Total Assets	13,958,628	12,462,131	10,072,313
Liabilities
I. Borrowings	356,164	156,098	154,380
1. Borrowings in Korean Won	290,000	85,188	50,000
2. Borrowings in Foreign Currency	66,164	70,910	104,380
II. Debentures	2,673,792	2,126,043	1,948,102
1. Debentures in Korean Won	2,680,000	2,130,000	1,920,000
Discounts	-6,208	-3,957	-3,191
2. Debentures in Foreign Currency	—	—	31,314

	6th Fiscal Year,
Category	3rd Quarter	5th Fiscal Year	4th Fiscal Year
Discounts	—	—	-21
III. Other Liabilities	31,440	42,973	222,561
1. Withheld Taxes	257	491	464
2. Dividends Payable	1,698	1,284	937
3. Accounts Payable	1,317	20,990	180,980
4. Accrued Expenses	26,932	19,656	14,627
5. Income Taxes Payable	—	—	25,329
6. Unearned Revenues	—	—	—
7. Accrued Severance Benefits	1,900	1,379	776
Deposits with Insurance Company for Severance Benefits	-664	-827	-552
Total Liabilities	3,061,396	2,325,114	2,325,043
Stockholders’ Equity
I. Capital Stock	2,170,758	2,170,758	2,083,118
1. Common Stock	1,907,838	1,796,037	1,596,595
2. Preferred Stock	262,920	374,721	486,523
II. Capital Surplus	4,360,082	4,360,112	3,718,623
1. Paid-in Capital in Excess of Par Value	4,359,961	4,359,991	3,718,564
2. Other Capital Surplus	121	121	59
III. Retained Earnings	3,353,913	2,960,355	1,608,185
1. Legal Reserve	396,928	223,722	118,692
2. Retained Earnings Before Appropriation	2,956,985	2,736,633	1,489,493
(Net Income:
3rd quarter of 6th fiscal year: KRW 1,582,225 million
5th fiscal year: KRW 1,732,067 million
4th fiscal year: KRW 1,050,295 million)
IV. Capital Adjustment	1,012,479	645,792	337,344
1. Valuation Gain on Equity Securities Accounted for by the Equity Method	985,560	633,205	383,098
2. Valuation Loss on Equity Securities Accounted for by the Equity Method	-4,782	-4,576	-53,932
3. Valuation Loss on Available-for-sale Securities	0	0	0
4. Stock Options	31,701	17,163	8,178
Total Stockholders’ Equity	10,897,232	10,137,017	7,747,270
Total Liabilities and Stockholders’ Equity	13,958,628	12,462,131	10,072,313
2. Income Statement
The 3rd Quarter of the 6th Fiscal Year (Jan. 1, 2006 — Sep. 30, 2006)
The 5th Fiscal Year (Jan. 1, 2005 — Dec. 31, 2005)
The 4th Fiscal Year (Jan. 1, 2004 — Dec. 31, 2004)
[Unit: KRW million]

	6th Fiscal Year,
Category	3rd Quarter	5th Fiscal Year	4th Fiscal Year
I. Operating Revenues	1,695,106	1,886,806	1,224,147
(1) Gain on Valuation Using the Equity Method	1,632,956	1,789,621	1,108,952
(2) Interest Income	61,161	95,812	114,264
1. Interest on Bank Deposits	5,362	1,646	640

	6th Fiscal Year,
Category	3rd Quarter	5th Fiscal Year	4th Fiscal Year
2. Interest on Loans	53,623	88,637	102,213
3. Interest on Privately Placed Bonds	2,176	5,529	11,411
(3) Other Operating Revenues	989	1,373	931
1. Reversal of Allowance for Possible Loan Losses	989	1,373	931
II. Operating Expenses	124,564	154,873	147,638
(1) Loss on Valuation Using the Equity Method	46	1,047	212
(2) Interest Expenses	91,715	114,545	122,967
1. Interest on Borrowings	4,096	4,693	8,522
2. Interest on Debentures	87,546	109,307	113,816
3. Other Interest	73	545	629
(3) Commission Expenses	159	124	235
(4) Selling and Administrative Expenses	32,644	39,157	24,224
1. Salaries	19,147	22,813	13,363
2. Retirement Allowance	859	740	505
3. Employee Benefits	988	1,607	866
4. Rent	446	520	497
5. Entertainment	696	782	663
6. Depreciation	461	652	652
7. Amortization on Intangible Assets	220	115	111
8. Bad Debt	—	—	—
9. Taxes and Dues	1,855	2,209	835
10. Advertising	19	15	28
11. Commissions	6,123	6,034	3,600
12. Other	1,830	3,670	3,104
III. Operating Income	1,570,542	1,731,933	1,076,509
IV. Non-Operating Income	16,429	4,444	18,989
1. Gain on Foreign Currency Translation	4,746	2,156	18,141
2. Gain on Foreign Currency Transaction	—	1,295	8
3. Miscellaneous	11,683	993	840
V. Non-Operating Expenses	4,746	4,310	28,171
1. Loss on Foreign Currency Transaction	—	1,293	2
2. Loss on Foreign Currency Translation	4,746	2,156	18,132
3. Loss on Sale of Equity Securities Accounted for by the Equity Method	—	845	—
4. Contribution	—	16	13
5. Supplementary Payment of Income Taxes	—	—	10,024
VI. Ordinary Income	1,582,225	1,732,067	1,067,327
VII. Income Before Income Tax Expenses	1,582,225	1,732,067	1,067,327
IX. Income Tax Expenses	—	—	17,032
X. Net Income for the Period	1,582,225	1,732,067	1,050,295
(Earning / Ordinary Income per Share: KRW)	(4,149 / 4,149)	(4,874 / 4,874)	(3,197 / 3,197)
(Diluted Earning/ Ordinary Income per Share: KRW)	(4,149 / 4,149)	(4,591 / 4,591)	(2,820 / 2,820)

3. Statement of Appropriation of Retained Earnings (or Statement of Disposition of Deficit)
The 5th Fiscal Year (Jan. 1, 2005 — Dec. 31, 2005)
The 4th Fiscal Year (Jan. 1, 2004 — Dec. 31, 2004)
The 3rd Fiscal Year (Jan. 1, 2003 — Dec. 31, 2003)
[Unit: KRW million]

Category	5th Fiscal Year	4th Fiscal Year	3rd Fiscal Year
I.Retained Earnings before Appropriations	2,734,902	1,489,493	782,922
1. Unappropriated Retained Earnings Carried over from Prior Years	1,036,573	504,585	432,569
2. Change in Retained Earnings of Subsidiaries	-33,738	-65,387	-10,848
3 Cumulative Effect of Accounting Changes	—	—	-1,787
4.Net Income	1,732,067	1,050,295	362,988
II. Appropriations of Retained Earnings	1,256,063	452,920	278,337
1.Legal Reserve	173,207	105,030	36,223
2.Repayment of Preferred Stock (Note)	697,807	347,890	242,114
3.Dividends	385,049	347,890	242,114
A. Common Stock Cash Dividends	278,077	232,749	158,717
B. Preferred Stock Cash Dividends	106,972	115,141	83,397
III. Unappropriated Retained Earnings to Be Carried over Forward to Subsequent Year	1,478,839	1,036,573	504,585

Note)	The repayment amount of preferred stocks includes the principal amount of the preferred stocks and agreed amounts accrued thereon at the rate of 4.04% per annum for Series 1 Redeemable Preferred Stocks and at the rate of 0.01% per annum for Series 6 Redeemable Preferred Stocks for the period from the first day of the relevant fiscal year to the scheduled repayment date (Aug. 18, 2006). However, even though such agreed interest additionally accrued by KRW 56,387,153 upon the repayment of the preferred stocks on August 21, 2006, such amount was not reflected in the above Statement of Appropriation of Retained Earnings for the 5th fiscal year.
II. The Issuer of the Shares Subject to the Tender Offer
A. Information Regarding the Issuer and Its Specially-Related Persons
1. Name
Issuer: LG Card Co., Ltd.
Korean Financial Supervisory Services (“FSS”) Registration Number: 00307897
Representative Director: Hae-Choon PARK
2. History of the Issuer
(1) Incorporation and Changes after Incorporation

1987
November 20	Obtained credit card business license
1988

March 9	Changed name to “LG Credit Card Co., Ltd.”
April 1	Launched cash advance service
June 1	Merged with Goldstar Factoring Co., Ltd.
September 16	Signed partnership agreement with MasterCard International
1989
March 2	Began credit card loan business
April 4	Began international card and consumer financing business
June 1	Launched automatic electronic fund transfer service
November 10	Began payment guarantee business
1990
March 15	Began special-purpose loan business
1991
March 4	Launched 24-hour phone service for credit limit increase and lost/stolen card reporting
September 1	Launched “LG Green Card”
1992
April 22	Launched “Lady Card”, credit card for women exclusively
December 15	Launched “Daehyun Fashion Club Card,” the first of its kind in Korea
1993
March 22	Launched “Artist Card”
1994
April 1	Launched “LG Caltex Oil-LG Card”
May 1	Introduced integrated credit limit management system
May 17	Introduced interactive voice response (IVR) system
1995
April 17	Launched “LG-Skypass Card” in affiliation with Korean Air
1996
April 15	Signed international affiliation agreement with China Trust Commercial Bank of Taiwan and became the first Korean credit card to be accepted overseas
1997
January 3	Introduced the industry’s first RDB (relational database) system
April 1	Launched ARS cash advance service
May 6	Launched new review/issuance system
July 3	Signed partnership agreement with JCB Card of Japan
September 29	Signed partnership agreement with VISA Card of the U.S.
1998
January 1	Merged with LG Installment Finance
February 18	Began leasing business
October 1	Launched asset and liability management (ALM) system (comprehensive risk management system)
October 6	Introduced data warehousing system
1999
January 1	Changed name into LG Capital Services Corp.
May 12	Began beneficiary certificate-secured loan business
May 18	Registered its foreign exchange business
June 21	Launched Korea’s first B2B e-commerce system
July 17	Signed partnership agreement with GE Capital, U.S.
September 1	Launched “New LG Lady Card”, credit card for women exclusively
September 15	Launched “LG2030 Card”, credit card for men exclusively
November 1	Launched Web-based loan products
2000
February 16	Launched “LG Platinum Card” for VIPs
March 24	Registered its venture capital financing business
April 19	Launched “PAX Cargo Card,” Korea’s first marine cargo insurance card

June 28	Launched “Hello Kitty Card,” the industry’s first character credit card
June 29	Formed A-Cash e-currency consortium
July 21	Increased capital by KRW 350 billion
October 5	Formed strategic alliance with Asiana Airlines
November 1	Launched “LG e+Card,” a completely secure brand-new virtual card
2001
February 1	Launched “MyLGPoint” service, a new concept point award system
February 1	Launched “LG Pre I Card,” a pre-paid card for N-generation
March 14	Launched “New Corporate Card”
April 24	Launched “LG ALL JAPAN Card” for travelers to Japan
July 2	Entered the mobile commerce market in affiliation with SK Telecom
July 23	Launched “LG ACE Card” targeting middle to old age customers
September 1	Changed name into LG Card Co., Ltd.
November 20	Launched the industry’s first composite ABS that combines loan and lease bonds
November 21	Launched “LG Leports Card”
December 20	Launched global ATM service
2002
January 29	Launched “LG Cultural Card” for theatre and movie goers
February 18	Launched “MyPass Card,” a post-paid bus/subway pass card
April 1	Launched “LG Environment Card”
April 22	Listed on the Korean Stock Exchange
July 3	Launched “LG Card Travel” that provides total travel service
August 14	Launched “LG Plus Coupon” service
October 10	Entered the auto lease market
November 1	Launched credit card for duty-free shops
November 12	Signed MOU with KT Smart Card
November 28	Became the first Korean credit card company to issue a cross-border FRN
2003
January 28	Introduced B2B cost-saving purchasing system
February 13	Issued USD 300 million cross-boarder ABS
February 24	Entered into a partnership agreement with Korean Nurses Association
March 3	Launched on-/off-line LG e-coupon (integrated electronic coupon) services
April 1	Acquired ‘BS 7799’ certificate, an international information protection standard
May 1	Introduced fingerprint-recognition payment service
July 18	Launched travel-leisure “L-Club” service
July 21	Issued subordinated CB
August 12	Issued subordinated BW
October 1	Launched “Moneta-LG Card”
November 17	Launched “LG VISA Mini Card”
2004
January 15	Began to receive full-scale business normalization aid from KDB
January 16	Split off from LG Group
February 12	Launched “KDB-LG Card” in affiliation with KDB
February 13	Completed KRW 1 trillion Debt-Equity Swap
February 14	Established Labor union
March 15	Appointed H.C. Park as new Representative Director by shareholders’ resolution
March 24	Reorganized workforce into “Emergency Management System”
April 11	Launched real-time cash fraud transaction detection system
April 16	Nonghyup became largest shareholder (10.57%)
April 22	Signed MOU with four other financial institutions for the joint-establishment of Credit Bureau
April 29	Launched “LG T-Plus Card”

July 5	Main office relocated to Namdaemun, Seoul, Korea
July 20	Launched new card loan products (LG Free Loan, LG Discount Loan)
July 28	Completed 2nd Debt-Equity Swap
July 29	Largest shareholder changed from Nonghyup to KDB (26%)
October 28	Recorded KRW 17.6 billion in net profit; achieved monthly surplus
December 1	Organized annual “Give Hope Bazaar” to help the elderly
December 22	Signed an agreement with Merrill Lynch, U.S., to issue ABS (USD 400 million)
December 24	Launched “LG Digital Gift Certificate”
December 31	Creditors and LG Group agreed to increase capital
2005
January 28	Increased capital by KRW 1 trillion through public offering with consideration
February 1	Signed Korea’s first research grant card agreement with Sookmyung Women’s University
February 2	Started Year 2005 Business Innovation Movement: “Jump-V”
February 7	Launched “LG Caltex Oil Big Plus Smart Card”
February 14	Launched “Premium Revolving Service”
March 2	Launched “Thanksgiving Day” event
March 7	Decreased capital (5.5 : 1)
March 14	Raised new fund in 17 months using credit card bonds
March 16	Initiated social service such as designating Wednesdays of every second week of the month as the “Sharing and Volunteering Day”
March 23	Signed partnership agreement with Jeju City to launch a card exclusively for use in subsidy
March 28	Held the 4th LG Card Amateur Golf Competition
March 31	Launched LG Auto-Plus, a service allowing for one-stop new car purchase
April 15	Issued new 3-year term KRW 50 billion corporate bonds
April 15	Conducted social service jointly with the “Beautiful Fund”
May 12	Became the first Korean credit card company to branch out to overseas; launched “LG-JCB TRESARD”
May 29	Relocated Disaster Relief Center to Bupyeong, Gyeonggi-do, Korea
July 26	Signed an affiliation agreement with the Republic of Korea National Red Cross
August 8	Issued USD 400 million cross-border ABS
August 25	Received ROK e-Finance Award (by Hankyung Newspaper)
August 29	KDB/Nonghyup/Woori Bank/IBK provided KRW 1 trillion credit line aid
September 14	Donated KRW 2.8 billion to aid the physically challenged
October 31	Became the industry’s first to sell mortgage loan
November 15	Launched new LG Family Card products
December 26	Upgraded “LG Lady Card” and “LG 2030 Card”
2006
January 13	Started “V-Up” management innovation program
January 18	Held Customer VIP Review meeting
January 19	Conducted community service; “Rice of Love”
January 24	Launched “Primus Supporters LG Card” for movie goers
January 25	Conducted nationwide volunteer service in 46 different volunteer centers in celebration of new years day
February 7	Launched “Home Plus Mobile LG Card”, Korea’s first contactless card
February 9	Held the 2005 annual business result presentation
February 20	Launched “LG Lady Card” triple sets
February 24	Launched the industry’s first “LG HiPass Plus Card” to pay expressway tolls
March 4	Set up sisterhood relationship with the village at Sambae-ri, Hwengsung-gun, Gangwon-do, Korea

March 5	Launched myLG Point Refill event
March 8	Held the 20th Ordinary Meeting of Shareholders
March 30	Donated KRW 370 million to the Ministry of Patriots and Veterans Affairs as LG Patriots and Veterans Funds
April 1	Launched “Card for 10 million people” commercial campaign
April 6	Sponsored overseas training of outstanding departments and individuals
April 7	Set up sisterhood relationship with Hayang village at Miryang, South Gyeongsang Province, Korea
April 11	Launched “DSME Labor Union LG Weeki Card”
April 13	Launched “LG Teddy Bear Card”
April 19	Launched pre-paid corporate card “LG Biz Cash Card”
April 20	Effective members exceeded 10 million
May 3	Delivered “Piggy Bank of Hope” to children in North Korea
May 4	Held signing ceremony for “Sawasdee Thailand-LG Card” partnership
May 29	Launched “I-Park-LG Card”
June 7	Opened “LG Card Campus”
June 9	Launched “The Best Card” for VIPs
June 12	Held the enterprise CS innovation workshop
July 27	Launched “LG Trabiz-Skypass Card”
August 3	Launched “Life Care Service”
August 8	Call Center Service Quality selected as No. 1 in the credit card sector by Korea Management Association
August 10	Signed partnership agreement with Yong-In City to launch a card exclusively for use in subsidy
September 6	Delivered KRW 3.4 billion to the Ministry of Health and Welfare as Fund for the Disabled
September 11	Launched “LG Home & Life Card”
September 22	Held the nationwide branch office head meeting
September 26	“LG Weeki Card” received the Best Design of MasterCard Asia/Pacific Marketing Leadership Award
September 28	Launched “Safe Card” to prevent credit card frauds/scams
September 29	Conducted social service event “Thanksgiving Love-songpyun Sharing”
2007
February 23	Incorporation as a subsidiary of SFG approved by the FSC
(2) Change of Corporate Name

Date	Name
March 9, 1988	LG Credit Card Co., Ltd.
January 1, 1999	LG Capital Services Corp.
September 1, 2001	LG Card Co., Ltd.
(3) Consolidation, Spin-off (Merger), Comprehensive Share Exchange or Transfer, Assignment of Material Business
Merged with LG Installment Finance Co., Ltd. on January 1, 1998
(4) Change in Manufacturing Facilities: N/A
(5) Material Events Related to Management Activities
LG Card’s creditor financial institutions signed the LG Card Co., Ltd. Creditor Financial Institutions Agreement on February 6, 2004. Accordingly, LG Card was placed under joint receivership of the creditor financial institutions to effectively achieve business normalization.

To sell their shares in LG Card, the creditor financial institutions, including the Korea Development Bank (“KDB”), selected SFG as the preferred bidder and signed a LG Card Co., Ltd. Acquisition Agreement on December 20, 2006 (“LG Card Co., Ltd. Acquisition Agreement”).
3. Business Purpose and Details of Business
(1) Business Purpose

Business Objective		Remarks
(i)	Credit card issuance and management
(ii)	Credit card charge settlement
(iii)	Credit card franchise subscription and management
(iv)	Debit card and pre-paid card issuance
(v)	Pre-paid card sales (including refund services)
(vi)	Debit/pre-paid card charge settlement (including transaction approval service)
(vii)	Installment finance
(viii)	Facilities leasing
(ix)	Deferred payment services
(x)	Credit loan or secured loan
(xi)	Bill discount services
(xii)	Takeover, management, and collection of trade credits acquired by enterprises in exchange for providing goods and services
(xiii)	Purchase of credits held by another specialized credit finance business and/or combined credit business, or issuance of securities based on these purchased credits, in connection with businesses listed in subparagraphs (i) through (xii)
(xiv)	Payment guarantee
(xv)	Credit investigation and incidental business relating to the business listed in subparagraphs (i) through (xii)
(xvi)	Other business conducted for the purpose of credit extension
(xvii)	Venture capital financing
(xviii)	Equity financing and investment related to venture business
(xix)	Online and other e-business (including hub-portal site/shopping mall operation) and investment
(xx)	E-commerce-related business and investment
(xxi)	Mail order sale
(xxii)	Insurance agency business
(xxiii)	Travel service
(2) Details of Business

Category	Details
Credit Sales/ Cash Advance	LG Card’s flagship product is the credit card, which allows card members, whether a person or a corporation, to purchase goods or services or to have easy access to cash advance up to a certain credit limit.
LG Card will continue to develop specialized products targeting more specific groups of potential customers, and to build a variety of successful customer loyalty programs while developing an advanced CRM system.

Category	Details
Moreover, LG Card will further improve its exclusive credit management system to provide customers with accurate credit rating thereby achieving better risk management.
Installment Finance	LG Card finances members’ purchases of pricey items or services. LG Card’s various monthly installment financing arrangements are available at 10,000 business locations as well as at affiliated companies with nationwide networks in Korea. LG Card’s exclusive financing service offers differentiated benefits to different customers, such as providing lower loan interest rates to VIP members.
Consumer Loan	LG Card offers a variety of loan products to cardholders as well as non-cardholders, including long-term refinancing products to debtors in financial difficulty and will continue to develop new and innovative loan products to meet various customers’ needs and target niche markets while keeping risk to a minimum through rigorous credit management.
Lease Financing	LG Card uses credible funds to acquire highly-priced equipment that it then leases to companies for a certain period of time in exchange for periodical rent. In addition to offering such general lease financing services, LG Card also provides assets lease financing and credit transfer services.
Notably, LG Card has been diversifying its financing services beyond those of conventional secured financing and developing sophisticated credit rating techniques to effectuate financial transactions based on credit and project feasibility. LG Card will pursue its leasing business based on fiscal soundness and profitability, targeting the needs of sound organizations, including governmental agencies, local authorities, and government-funded institutions.
4. Capital and Number of Issued Shares
[As of Dec. 31, 2006; Unit: KRW, shares; Par Value: KRW 5000]

Type	Class	Number of Shares Issued	Total Capitalization
Registered	Common	125,369,403	626,847,015,000
Total		125,369,403	626,847,015,000
5. Largest Shareholder (including Specially-Related Persons)
[As of Dec. 31, 2006; Unit: shares]

		LG Card
Name	Relationship	Shares Owned	Shareholding (%)
Korea Development Bank	Largest Shareholder	28,743,134	22.93
Total	—	28,743,134	22.93
6. Officers and Directors and their Shareholdings
[As of December 31, 2006]

Date first
					Shares	appointed as
Position	Name	Birth Date	Career History		Owned	Director
Rep. Director	Hae-Choon Park	May 25, 1948	— —	Yonsei Univ, Math International Fire & Marine Insurance, Long-term Business Division	—	Mar 15, 2004
			—	Ankuk Fire & Marine Insurance:

Date first
					Shares	appointed as
Position	Name	Birth Date	Career History		Owned	Director
Planning & Investigation, Product Development, and Actuarial Dept.
			—	Samsung Fire & Marine Insurance, Planning & Marketing Director
			—	Samsung Fire & Marine Insurance, Marketing Managing Director, Gangbuk Division Head
			—	Seoul Guarantee Insurance, Rep. Director & President
			—	Korean Actuarial Association, President
			—	LG Card, Rep. Director (current)
Outside Director	Yeon-Hong Choi	Jan. 29, 1943	—	Hanyang Univ, MA in Tax Administration	—	Mar 15, 2004
			—	Nonghyup Joonganghoe, Head of Facilities Management Division
			—	Nonghyup Exchange Center, Senior Managing Director
			—	Nonghyup Exchange Center, Representative Director
			—	LG Card, Outside Director (current)
Outside Director	Gap-Yong Kim	Aug. 9, 1951	—	Kyungpook Nat’l Univ., Ph.D in Tax Administration	—	Mar 15, 2004
			—	National Tax Tribunal, Investigating Officer
			—	Gyeongin District National Tax Service; Director of Indirect Tax Bureau, Director of Property Tax Bureau
			—	Hyoje Tax Office, Yongsan Tax Office, Director
			—	KEB, Outside Director
			—	GYK Consulting, Representative (Licensed Tax Account)
			—	LG Card, Outside Director (current)
Outside Director	Sang-Ho Sohn	Feb. 13, 1957	— —	Ohio State Univ., Ph. D in Economics Korea Institute of Finance, Senior Research (Bank Team)	—	Mar 15, 2004
			—	Credit Management Fund, Management Evaluation Committee Member
			—	Counselor of FSC and Advisor for Governor of FSS
			—	Presidential Commission on Policy Planning, Member
			—	LG Card, Outside Director (current)
Vice President	Jong-Ho Lee	Dec. 25, 1948	—	Seoul National Univ., Law	—	Mar 25, 2004
			—	BOK Bank Supervisory

Date first
					Shares	appointed as
Position	Name	Birth Date	Career History		Owned	Director
Commission, Planning Manager of Credit Management Bureau
			—	BOK Bank Supervisory Commission, Supervisory & Planning Manager/Vice Director of Supervisory & Planning Bureau
			—	FSC, Head of Non-Banking Investigation Bureau
			—	FSC, Head of Non-Banking Supervision Bureau
			—	LG Investment & Securities, Standing Auditor
			—	LG Card, Head of Business Support Division (current)
Vice President	Hong-Gyu Kang	Jan. 16, 1953	— —	Yonsei Univ., MBA Samsung Corporation, Planning Division Overseas Department	—	Mar 29, 2004
			—	Samsung Group, Secretariat (Planning Team)
			—	Samsung Small Financial Group, Strategic Planning Division
			—	Samsung Capital, Managing Director
			—	Samsung Card, Head of Installment Business Division
			—	LG Card, Head of Sales Division (current)
Vice President	Jae-Woong Park	Aug. 9, 1952	— —	Yonsei Univ., Pol. Sci. & Diplomacy Samsung Fire & Marine Insurance, Training Department, Planning & Investigation Division	—	Apr 6, 2004
			—	Samsung Fire & Marine Insurance, Head of Actuarial Team
			—	Seoul Guarantee Insurance, Managing Director
			—	Seoul Guarantee Insurance, Senior Managing Director
			—	LG Card, Head of Collection Division (current)
Senior Managing Director	Joo-Byung Hur	Sep. 17, 1952	—	ChungAng Univ., Master in International Business Administration	—	Apr 1, 2004
			—	KIST, Director of MIS Lab of System Engineering Center
			—	National Basic Information System, Basic Planning Researcher
			—	Hanssem, Director (CIO)
			—	Donghwa Ent, Director (CIO)
			—	Sammyung System Consulting, Rep. Director
			—	Y2K Certification Agency

Date first
					Shares	appointed as
Position	Name	Birth Date	Career History		Owned	Director
			—	LG Card, in charge of Information System (current)
Senior Managing Director	Jong-Gyun Shin	Apr. 23, 1958	—	Chonnam Nat’l Univ., Business Administration	—	Mar 1, 1999
			—	Daewoo Electronics
			—	Korea Credit Distribution, Manager
			—	LG Credit Card, Manager at Gwangju Office
			—	LG Capital, Assistant Managing Director in charge of card sales
			—	LG Card, Managing Director of Gangnam Collection HQ
			—	LG Card, Managing Director in charge of collection planning
			—	LG Card, Head of Jungbu Collection HQ
			—	LG Card, in charge of Sales Support (current)
Managing Director	Hyo-Il Lee	Sep. 26, 1959	—	SNU, Business Admin.	—	Jan 1, 2003
			—	Lucky Goldstar, Investigation Department
			—	LG Group, Secretariat to Chairman
			—	LG Credit Card, Deputy Head of Strategic Planning Team
			—	LG Card, Senior Head of CRM Planning Division (Division Head)
			—	LG Card, Managing Director in charge of CRM
			—	LG Card, Managing Director in charge of Strategic Planning
			—	LG Card, in charge of Planning (current)
Managing Director	Seung-Ho Choi	Oct. 29, 1949	—	Sungkyunkwan Univ., BA in Journalism	—	Apr 12, 2004
			—	Samsung Heavy Industries, Head of PR Team
			—	Samsung Heavy Industries, Assistant Director
			—	Samsung Motors, Head of PR Team (Managing Director)
			—	Samsung Life, Head of PR Division (Managing Director)
			—	FKI Economics PR Council, Member
			—	Samsung Life, Counselor
			—	LG Card, in charge of PR (current)
Managing Director	Soon-Chan Nam	Feb. 10, 1956	— —	Yonsei Univ., Law Daehan Guarantee Insuranc	—	Mar 26, 2004
			—	Seoul Guarantee Insurance, Head of Workout Team
			—	Seoul Guarantee Insurance, Head

Date first
					Shares	appointed as
Position	Name	Birth Date	Career History		Owned	Director
of Statutory Credit Department
			—	SG CRC, Director (concurrent)
			—	SG Management, Rep. Director (temporarily away from SGI)
			—	LG Card, in charge of Collection Support (current)
Managing Director	Byung-Mook Yoon	Aug 15, 1953	— —	Kyunghee Univ., Economics BOK Mokpo Branch, Budget Department	—	Jan 12, 2005
			—	BOK Bank Supervisory Commission, Credit Management Bureau
			—	BOK Bank Supervisory Commission, Manager of Financial Advisory Bureau
			—	Dongseo Installment Finance, Head, Auditor
			—	Set Factoring, Director, Rep. Director
			—	Credit Counseling & Recovery Service, Head of Review Management Team
			—	LG Card, Director of Installment Lease HQ
			—	LG Card, Finance & Economy Director
			—	LG Card, Head of Seoul Collection HQ (current)
Managing Director	Il-Hwan Kim	Jan 27, 1960	—	Kyungpook Nat’l Univ. MBA	—	Jan 12, 2006
			—	Oripyo Co., Ltd.
			—	Goldstar Communication, Business Dept.
			—	LG Credit Card, Review Manager of Strategic Planning Department
			—	LG Capital, Head of Installment Planning Team
			—	LG Card, Head of Collection Management Team
			—	LG Card, Senior Head in charge of credit management
			—	LG Card, in charge of Credit Management (current)
Managing Director	Joo-Sung Lee	Jan 25, 1960	—	Korea University, Economics	—	Jan 12, 2006
			—	Lucky Co., Ltd. Purchasing HQ
			—	LG Credit Card, Head of Strategic Corporation Business Team
			—	LG Credit Card, Head of General Affairs Team
			—	LG Capital, Head of Business Team
			—	LG Card, Senior Head of HR-GA
			—	LG Card, Head of Finance

Date first
					Shares	appointed as
Position	Name	Birth Date	Career History		Owned	Director
Business HQ
			—	LG Card, Head of Strategic Business HQ (current)
Total	—	—		—	—
7. Specially-Related Persons

Relationship
	with Tender		Occupation
Name	Offeror	Address	(Details of Business)
Hae-Choon Park	—	********	LG Card, Rep. Director
Jong-Ho Lee	—	********	LG Card, Vice President
Hong-Gyoo Kang	—	********	LG Card, Vice President
Jae-Woong Park	—	********	LG Card, Vice President
Joo-Byung Hur	—	********	LG Card, Senior Managing Director
Jong-Gyoon Shin	—	********	LG Card, Senior Managing Director
Seung-Ho Choi	—	********	LG Card, Managing Director
Soon-Chan Nam	—	********	LG Card, Managing Director
Hyo-Il Lee	—	********	LG Card, Managing Director
Byung-Mook Yoon	—	********	LG Card, Managing Director
Yeon-Hong Choi	—	********	LG Card, Outside Director
Gap-Yong Kim	—	********	LG Card, Outside Director
Sang-Ho Sohn	—	********	LG Card, Outside Director

Note 1)	The table above lists persons who hold 1,000 or more shares (including stock options) of LG Card, the issuer of the shares subject to the Tender Offer (to be conducted pursuant to Article 10-3(3) of the Enforcement Decree of the SEA).
Note 2)	For privacy issues, the addresses of specially-related persons have been purposefully omitted.
B. Information on Corporate Group of Which Issuer Is a Member
1. Name: N/A
2. Companies Belonging to the Corporate Group: N/A
3. Relevant Law and Regulation
(i)	LG Card is subject to the Specialized Credit Financial Business Act for matters related to the company’s operation and the Monopoly Regulation and Fair Trade Act and the SEA for other legal issues.
(ii)	For detailed regulations under the Specialized Credit Financial Business Act, please refer to the Act, the Enforcement Decree thereof and the related supervisory regulations.
4. Summary Consolidated Financial Statements
(1) Consolidated Balance Sheet: N/A

(2) Consolidated Income Statement: N/A
*	There is no consolidated financial statement because LG Card has no consolidated subsidiaries.
Individual financial statements are found in Part IX. Current Status of Target Company.
III. Purpose of The Tender Offer
Tender Offeror designed the acquisition of LG Card for the purpose of enhancing its competitive edge as a comprehensive financial group. By acquiring LG Card shares, Tender Offeror seeks to reinforce its presence in non-banking sectors and upgrade its intra-group activities by creating synergy within Shinhan Financial Group. Tender Offeror’s ultimate goal is to become a leader in the Korean financial industry and a competitive financial group throughout the world.
Tender Offeror has pursued the acquisition of LG Card to this end and was selected as the preferred bidder for the sale of stocks held by the creditor financial institutions of LG Card. Tender Offeror then entered into the LG Card Co., Ltd. Acquisition Agreement on December 20, 2006 with KDB, the principal creditor bank of the council of creditor financial institutions of LG Card.
In accordance with the LG Card Co., Ltd. Acquisition Agreement, Tender Offeror plans to purchase 98,517,316 shares of LG Card (“Target Number of Shares”) by way of this Tender Offer at the price of KRW 67,770 per share or the total price of approximately KRW 6,676.5 billion pursuant to the applicable laws and regulations, including the SEA.
This Tender Offer is carried out in order for the parties to perform the terms of the LG Card Co., Ltd. Acquisition Agreement.
IV. Class and Number of Shares Subject to the Tender Offer
A. Class and Number of Shares Subject to the Tender Offer

Target Company	LG Card Co., Ltd.
Class of Shares	Registered common stocks
Target Number of Shares	98,517,316 shares
Note 1)	Tender Offeror is to purchase all of the tendered LG Card shares, if the total number of such shares is less than the Target Number of Shares. If the total number exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the following rules of allocation:
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.
Note 2)	This Tender Offer is carried out in order for the parties to perform the LG Card Co., Ltd. Acquisition Agreement executed by and between Tender Offeror and the creditor financial institutions of LG Card on December 20, 2006.

B. Number of LG Card Shares to be Held by Tender Offeror after the Tender Offer

No. of Shares Currently	No. of Shares Subject to	No. of Shares to Be Held
Held	Tender Offer	Post-Tender Offer
8,960,005 (7.15% of the total number issued and outstanding)	98,517,316 (78.58% of the total number issued and outstanding)	107,477,321 (85.73% of the total number issued and outstanding)

Note 1)	The number of shares currently held represents LG Card shares held by Shinhan Bank, Co., Ltd., a specially related person (or a subsidiary) of Tender Offeror.

Note 2)	The number of shares to be held after the Tender Offer is provided upon the assumption that the Target Number of Shares (98,517,316 shares), is purchased in full.

Note 3)	The shareholding ratios exclude stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.
C. Total Number of Issued and Outstanding Shares of the Target Company
[As of Dec. 31, 2006; Unit: Share]

	Class
Category	Common Share	Preferred Share	Total	Remarks
I. Total Number of Shares Authorized to Be Issued	2,000,000,000	—	2,000,000,000
II. Total Number of Shares Issued	1,029,491,619	—	1,029,491,619
III. Total Number of Shares	904,122,216	—	904,122,216
1. Capital Reduction	904,122,216	—	904,122,216
2. Retirement of Repurchased Shares	—	—	—
3. Redemption of Redeemable Shares	—	—	—
4. Others	—	—	—
IV. Total Number of Shares Issued and Outstanding (II-III)	125,369,403	—	125,369,403
V. Number of Treasury Shares	—	—	—
VI. Number of Outstanding Shares (IV-V)	125,369,403	—	125,369,403

Note)	The shareholding ratios exclude stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.

V. Period, Price, Settlement Date and Other Terms of the Tender Offer
A. General Terms

Category			Remarks
Tender Offer Period (“Tender Offer Period”)	Commencement Expiration		February 28, 2007 March 19, 2007	(20 days)
Tender Offer Price & No. of Shares to Be Purchased	Type of Securities		Purchase Price	No. of Shares to Be Purchased
	Stock Certificates		67,770	98,517,316
	Certificates Evidencing Preemptive Right as to Newly Issued Shares		—	—
	Convertible Bond Certificates		—	—
	Certificate of Bond with Warrants		—	—
	Exchangeable Bond Certificate		—	—
	Total	Number Ratio (%)		98,517,316 78.58%
	Tender Offer Purchase Price Calculation Basis		Tender Offeror was selected as the preferred bidder for the sale of LG Card shares held by the creditor financial institutions of LG Card. Tender Offeror entered into the LG Card Co., Ltd. Acquisition Agreement on December 20, 2006 with KDB, the principal creditor bank of the council of creditor financial institutions of LG Card. In accordance with the LG Card Co., Ltd. Acquisition Agreement, Tender Offeror plans to purchase the Target Number of Shares (98,517,316 shares of LG Card) by way of this Tender Offer at the price of KRW 67,770 per share and the total price of approximately KRW 6,676.5 billion pursuant to the applicable laws and regulations, including the SEA.
No. of Shares Held as of the Date of Filing (B)	Number Ratio (%)		8,960,005 7.15
No. of Shares Held Post-Tender Offer (A+B)	Number Ratio (%)		107,477,321 85.73
Total No. of Shares Issued and Outstanding			125,369,403

Note 1)	The Tender Offer price of KRW 67,770 per share represents: a 8.95% premium over the price of LG Card shares (KRW 62,200) as of February 23, 2007; or 9.68% premium over the trade volume weighted average of the closing prices of LG Card shares (KRW 61,787) for the 30 trading days prior to the date of the submission of this Tender Offer Circular.

Note 2)	The total number of issued and outstanding shares excludes the stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.

Note 3)	The Tender Offer Period set forth above may not be extended by Tender Offeror under applicable Korean law, unless the basis for the extension falls within the exceptions set forth in the applicable Korean regulations.
B. Settlement

Tender Offer Agent (Securities Company in Charge of Settlement)	Name Principal Place of Business	Good Morning Shinhan Securities Co., Ltd. (“Tender Offer Agent”) Youido-Dong 23-2, Youngdeungpo-Gu, Seoul, Korea

Settlement Date (“Settlement Date”)	March 23, 2007

Settlement Method	Following the expiration of the Tender Offer Period, a notice of purchase in the form attached hereto as Exhibit 1 (“Notice of Purchase”) will be sent without delay by the Tender Offer Agent to the address specified in the tender application of each shareholder who has validly tendered LG Card shares (each, a “Shareholder”).

‚The Tender Offer purchase price will be transferred to the account with the Tender Offer Agent designated by each Shareholder, provided that the securities transaction tax at the rate of 0.5% and any other applicable tax will be deducted or withheld therefrom prior to each such transfer. In the case of a non-resident Shareholder (including foreign corporations), applicable law may require the Tender Offer Agent to withhold certain capital gains taxes and applicable surtaxes, unless (i) applicable tax treaties exempt the Shareholder from such withholdings and (ii) all actions necessary for such exemptions to be available have been taken by the Shareholder.

* The burden of proof in respect of the eligibility for exemption from withholding taxes under the Tax Treaty or the authenticity of any supporting documents lies on the relevant Shareholders, and the Tender Offer Agent who is obligated to withhold such taxes may refuse to apply the exemption if the relevant Shareholder refuses to fulfill the burden.

ƒIf the total number of tendered LG Card shares exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the rules of allocation (see below). In respect of any LG Card shares not purchased in excess of the Target Number of Shares, the prohibition on withdrawal of such shares will be lifted on the Settlement Date.

„LG Card shares validly tendered through the Tender Offer will be transferred from the account of each Shareholder to the account of Tender Offeror on the Settlement Date: * Tender Offer Account:

— Office where the account is opened: Sales Department II, Good Morning Shinhan Securities Co., Ltd.
— Account No.: 080-01-101893
— Holder of Account: Shinhan Financial Group Co., Ltd.

Settlement Place	Branch Office	Location
	Head office and branch offices of Good Morning Shinhan Securities Co., Ltd.	Head office: Youido-Dong 23-2, Youngdeungpo-Gu, Seoul, Korea Branch offices: See Part VIII, Section C below.

Return of Tendered LG Card Shares	Tendered LG Card shares may be withdrawn immediately, if (i) after the commencement of the Tender Offer Period, Tender Offeror cancels or withdraws the Tender Offer pursuant to Article 12-7 of the Enforcement Decree of the SEA, or (ii) a Shareholder takes the required action to withdraw from the Tender Offer. For instructions regarding withdrawal from the Tender Offer, please refer to Part X, Section 2.
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.
VI. Particulars of Agreement to Purchase Target Company’s Shares Other than by Means of Tender Offer After Public Notice Date (if any)
There is no agreement that allows one to purchase the Target Company’s shares other than by means of Tender Offer after the public notice date.
VII. Details of Funding for Purchase
[Unit: KRW or Shares]

Category		Description
Funds Necessary for the Tender Offer, etc.	Tender Offer Purchase Price (A)	6,676,518,505,320
	Transaction Costs (B)	2,000,000,000
	Miscellaneous (C)	40,000,000
	Total (A+B+C)	6,678,558,505,320

Category			Description
Matters Pertaining to the Remaining Balance in an Account with a Financial Institution, etc. to be Applied for the Payment of Tender Offer Funds	Financial Institution
	Name of Financial Institution	Registration No.	Amount	Remarks
	Shinhan Bank and 3 other institutions	00137571	6,680,000,000,000	See below
Total
	Plan for Withdrawal and Use of Tender Offer Funds		N/A
Matters Pertaining to the Custody of Securities to be Exchanged through the Tender Offer	Types of Securities		N/A
	Volume		N/A
	Custody Method for Securities		N/A
Matters Pertaining to the Issuance of New Shares by Contribution in-Kind	Types of Newly Issued Securities		N/A
	Volume (A)		N/A
	Expected Issue Price per Share (B)		N/A
	Amount (AxB)		N/A

Note 1)	The miscellaneous amounts include the costs of notices to be given in newspapers and those incurred in the preparation and dispatch of mailed materials, and are subject to change.
Note 2)	The remaining balances in the accounts with financial institutions to be applied in the payment for Tender Offer are as follows:

Name of Financial
Institution	Registration No.	Amount	Remarks
Korea Development Bank	00282455	KRW 518.3 Billion	Time Deposits (T/D)
Good Morning Shinhan Securities	00138321	KRW 1,031.7 Billion	MMF
Kookimn Bank	00386937	KRW 750.0 Billion	CD
Shinhan Bank	00137571	KRW 4,380.0 Billion	CD: KRW 3,080 Billion T/D: KRW 1,000 Billion Notes: KRW 300 Billion
Total		KRW 6,680.0 Billion

Note 3)	The above funds are to be deposited with the respective financial institutions up until the Settlement Date (March 23, 2007), after which they will be used for the payment of the Tender Offer.

VIII. Particulars on Tender Offer Agent
A. Name
Good Morning Shinhan Securities Co., Ltd.
B. Scope of Tender Offer Agent’s Role
(i)	To prepare and file this Tender Offer Circular with the FSC with other documents related to the Tender Offer;
(ii)	To make public notices relating to the Tender Offer;
(iii)	To assist in the preparation and distribution the Tender Offer Documents and make it publicly available;
(iv)	To accept tender applications from Shareholders;
(v)	To administer and manage the accounts for Shareholders tendering their tender;
(vi)	To accept and keep the tendered LG Card shares;
(vii)	To return share certificates to any Shareholder who withdraws its tender;
(viii)	To return share certificates to any tendering Shareholder in the event of cancellation or withdrawal of the Tender Offer;
(ix)	To pay the applicable proceeds to Shareholders; and
(x)	To distribute the Notice of Purchase to Shareholders and provide any other necessary services for the Tender Offer.
C. Locations of Head Office / Branch offices and Phone Numbers

Head Office:	Youido-Dong 23-2, Youngdungpo-Gu, Seoul, Korea Tel. no.: (02) 3772-1000 Customer Support Center: 1588-0365

Branch Offices:	Listed below (Note: the telephone country code is 82)

Name of Branch	Address	Telephone Number
Gangnam	(2nd and 3rd floors, Seonleung Bldg.) 702-28 Yoksam-dong, Gangnam-gu, Seoul	02) 538-0707
Gangnam Jungang	(2nd floor, Shindeok Bldg.) 1329-7, Seocho-dong, Seocho-gu, Seoul	02) 6354-5300
Gangneung	(2nd floor, Donga Bldg.) 114-2, Imdang-dong, Gangneung-si, Gangwon-do	032) 642-1777
Gyeyang	(4th floor, Younghwa Bldg.) 863-3 Jakjeon-dong, Gyeyang-gu, Incheon	032) 553-2772
Gwanak	(2nd floor, Namgyeongdo Bldg.) 853-1, Bongcheon 7(chil)-dong, Gwanak-gu, Seoul	02) 887-0809
Gwangju	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 30, Keumnamro 2(i)-ga, Dong-gu, Gwangju	062) 232-0707
Gwanghwamun	3rd floor, King’s Garden Complex 4, 73 Naesu-dong, Jongno-gu, Seoul,	02) 732-0770
Guro	(3rd floor, New World Bldg.) 103-12 Guro 5(o)-dong, Guro-gu, Seoul	02) 857-8600
Gumi	(1st floor, Goodmorning Shinhan Securities Bldg.) 56, Songjeong-dong, Gumi-si, Gyeongsangbuk-do	054) 451-0707
Guwoldong	2nd floor, Shinhan Bank Guwoldong Branch, 1199-13, Guwol-dong, Namdong-gu, Incheon	032) 464-0707

Name of Branch	Address	Telephone Number
Gunsan	(2nd floor, Goodmorning Shinhan Securities Bldg.) 15-8, Jungangno 2(i)-ga, Gunsan-si, Jeollabuk-do	063) 442-9171
Geumjeong	(2nd floor, Haegang Bldg.) 184-3, Guseo 2(i)-dong, Geumjeong-gu, Busan	051) 516-8222
Nonhyeon	(1st floor, Daeyong Bldg.) 90, Nonhyeon-dong, Gangnam-gu, Seoul	02) 518-2222
Dapsimni	(2nd floor, Gyeongwon Bldg.) 496-4, Dapsimni-dong, Dongdaemun-gu, Seoul	02) 2217-2114
Daegu	(3rd and 4th floors, Shinhan Bank Bldg.) 34-16, Bongsan-dong, Jung-gu, Daegu	053) 423-7700
Daegudong	(3rd floor, Woojin Bldg.) 593-15, Shinam 1(il)-dong, Dong-gu, Daegu	053) 944-0707
Daeguseo	(4th floor, Wolgok Bldg.) 1511, Sangin-dong, Dalseo-gu, Daegu	053) 642-0606
Daejeon	(2nd floor, Socheong Bldg.) 5-2 Seonhwa-dong, Jung-gu, Daejeon	042) 255-9131
Dogok	(3rd floor, Jae Neung Education Bldg.) 464, Dogok-dong, Gangnam-gu, Seoul	02)2057-0707
Dogok Jungang	(2nd floor, Hansol Phillia) 755, Yoksam-dong, Gangnam-gu, Seoul	02) 554-6556
Dong Gwangyang	(2nd floor, Goodmorning Shinhan Securities Bldg.) 1647-7, Jung-dong, Gwangyang-si, Jeollanam-do	061) 791-8020
Dongducheon	(3rd floor, Samsung Core Bldg.) 601-63, Saengyeon-dong, Dongducheon-si, Gyeonggi-do	031) 862-1851
Dongrae	(2nd floor, Rosesty Bldg.) 1491-1, Geojae 1(il)-dong, Yeonjae-gu, Busan	051) 505-6400
Dunsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 1173, Dunsan-dong, Seo-gu, Daejeon	042) 484-9090
Masan	(2nd floor, Songha Bldg.) 268, Hapseong 2(i)-dong, Masan-si, Hoewon-gu, Gyeongsangnam-do	055) 297-2277
Mapo	2nd and 3rd floors, Local Finance Bldg., 253-42, Gongdeok-dong, Mapo-gu, Seoul	02) 718-0900
Myeongdong	(4th floor, Shinhan Bank Myeongdong Jungang Branch) 53-1, Myeongdong 1(il)-ga, Jung-gu, Seoul	02) 752-6655
Mokdong	(1st floor, Gisan Bldg.) 406-28, Mok 1(il)-dong, Yangcheon-gu, Seoul	02)2653-0844
Mokdong Jungang	1st floor, Buyoung Green Town 3-cha, 908-34, Mok 6(yuk)-dong, Yangcheon-gu, Seoul	02)2649-0101
Miryang	(2nd floor, Hueam Bldg.) 701-7, Naei-dong, Miryang-si, Gyeongsangnam-do	055) 355-7707
Bangbaedong	(3rd floor, Shinhan Bank Bangbaedong Jungang Branch) 898-5, Bangbae-dong, Seocho-gu, Seoul	02) 533-0202
Busan	(3rd floor, Dongyang Bldg.) 4, Donggwang-dong 2(i)-ga, Jung-gu, Busan	051) 243-0707
Sanbon	(3rd floor ,Shinhan Bank Sanbon Jungang Branch) 1144, Sanbon-dong, Gunpo-si, Gyeonggi-do	031) 392-1141
Samsungyeok	(3rd floor, Saemyeong Bldg.) 945-2, Daechi-dong, Gangnam-gu, Seoul	02) 563-3770
Sampung	(2nd floor, Nara Bldg.) 1696-14, Seocho-dong, Seocho-gu, Seoul	02) 3477-4567
Sanggyedong	(2nd floor, Dongbang Reports Bldg.) 734-5, Sanggye 6(yuk)-dong, Nowon-gu, Seoul	02) 937-0707
Sangdodong	(2nd floor, Sungdae Shopping) 324-1, Sangdo-dong, Dongjak-gu, Seoul	02) 820-2000

Name of Branch	Address	Telephone Number
Seogyodong	(3rd floor, Seogyo Tower) 353-1, Seogyo-dong, Mapo-gu, Seoul	02) 335-6600
Seogwipo	(3rd floor, Wonbok Bldg.) 286-32, Seogwi-dong, Seogwipo-si, Jeju-do	064) 732-3377
Seomyeon	(4th floor, Cheil Bank Bldg.) 163-1, Bujeon 2(i)-dong, Busanjin-gu, Busan	051) 818-0100
Songpa	(2nd floor, LG Twin Regency Munjungdong Bldg.) 150-2, Munjung-dong, Songpa-gu, Seoul	02) 449-0808
Sunaeyeok	(3rd floor, Hungkuk Life Insurance Bldg.) 6-7, Sunae-dong, Sungnam-si, Gyeonggi-do	031) 712-0109
Suwon	(2nd floor, Yaesin Bldg.) 1023-1, Kwonsun-dong, Kwonsun-gu, Suwon-si, Gyeonggi-do	031) 246-0606
Siji	(2nd floor, Dongho Bldg.) 374-5, Sinmae-dong, Susung-gu, Daegu	053) 793-8282
Sindang	(2nd floor, Shinyoung Bldg.) 150-1, Sindang 5(o)-dong, Jung-gu, Seoul	02) 2254-4090
Sinlim	(3rd floor, Youngil Bldg.) 1422-35, Sinlim-dong, Gwanak-gu, Seoul	02) 875-1851
Sinbanpo	(3rd floor, New Town Shopping) 58-24, Jamwon-dong, Seocho-gu, Seoul	02) 533-1851
Sinseoldong	(3rd floor, Allianz Life Insurance Bldg.) 1383, Sungin-dong, Jungro-gu, Seoul	02) 2232-7100
Andong	(2nd floor, Okdong Bldg.) 791-2, Ok-dong, Andong-si, Gyeongsangbuk-do	054) 855-0606
Ansan	(5th floor, Wongsin Art Bldg.) 708, Gojan-dong, Danwon-gu, Ansan-si, Gyeonggi-do,	031) 485-4481
Apgujeong	(1st floor, Gangnam Securities Bldg.) 612-1, Sinsa-dong Gangnam-gu, Seoul	02) 511-0005
Apgujeong Royal	(3rd floor, MJ Bldg.) 621-2, Sinsa-dong, Gangnam-gu, Seoul	02) 547-0202
Apgujeong FC	(2nd floor, Gaonix Sports Bldg.) 575, Sinsa-dong, Gangnam-gu, Seoul	02) 541-5566
Yoido	(2nd floor, Goodmorning Shinhan Tower Annex) 24-4, Yoido-dong, Youngdungpo-gu, Seoul	02) 3775-4270
Yeochun	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 71-1, Hak-dong, Yeochun-si, Jeollanam-do	061) 682-5262
Yeonhuidong	(1st floor, Eunhae Bldg.) 188-8, Yeonhui-dong, Seodaemun-gu, Seoul	02) 3142-6363
Youngdungpo	(3rd floor, Shinhan Bank Bldg.) 68-3, Youngdungpodong 4(sa)-ga, Youngdungpo-gu, Seoul	02) 2677-7711
Sales Department	(1st floor, Goodmorning Shinhan Tower), 23-2, Yoido-dong, Youngdungpo-gu, Seoul	02) 3772-1200
Olympic	(1st and 2nd floors, Daekyung Bldg.) 17-8, Ogeum-dong, Songpa-gu, Seoul	02) 448-0707
Ulsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 117-2, Dal-dong, Nam-gu, Ulsan	052) 273-8700
Ulsannam	(1st and 2nd floors, Sinjung Core Bldg.) 647-4, Sinjung-dong, Nam-gu, Ulsan	052) 257-0777
Yusung	(2nd floor, Lucky Tower) 448-8, 9 Bongmyeong-dong, Yusung-gu, Daejun	042) 823-8577
Uijeongbu	(2nd floor, Shinhan Bank Bldg.) 176-22, Uijeongbu-dong, Uijeongbu-si, Gyeonggi-do	031) 848-9100
Ilsan	(2nd floor, Heo Yu Jae’s Clinic Bldg.) 780, Janghang-dong, Ilsan-gu, Goyang-si, Gyeonggi-do	031) 907-3100

Name of Branch	Address	Telephone Number
Jeonju	(3rd floor, Korea Industry Bank Bldg.) 103, Gyeongwondong i(il)-ga, Wansan-gu, Jeonju-si, Jeollabuk-do	063) 286-9911
Jungeup	(2nd floor, formerly Hangbok Wedding Hall) 525-1, Susung-dong, Jungeup-si, Jeollabuk-do	063) 531-0606
Jungjadong	2nd floor, Bundang Clinic, 15-2 Jungja-dong, Bundang-gu, Sungnam-si, Gyeonggi-do	031) 715-8600
Jeju	(2nd floor, Korea Specialty Contractor Financial Cooperative) 710-1, Nohyung-dong, Jeju-si, Jeju-do	064) 743-9011
Jukjeon	3rd floor, Daedeok Nuriettle B, 1808, Bojung-dong, Giheung-gu, Yongin-si, Gyeonggi-do	031) 898-0011
Jungbu	(2nd floor, Ssangyong Bldg.) 24-1, Jeo-dong, Jung-gu, Seoul	02) 2270-6500
Changdong	(1st and 2nd floors, Sangsu Bldg.) 693, Ssangmun-dong, Dobong-gu, Seoul	02) 995-0123
Changwon	(2nd floor, Cheil Life Insurance Allianz Bldg.) 75-3, Sangnam-dong, Changwon-si, Gyeongsangnam-do	055) 285-5500
Cheongju	(1st floor, Nuri Tower) 1605, Yongam-dong, Sangdang-gu, Cheongju-si, Chungcheongbuk-do	043) 296-5600
Taepyeongro	Shinhan Bank Head Office basement, 120, Taepyeongro 2(i)-ga, Jung-gu, Seoul	02) 757-0707
Pyeongchon	(3rd floor, Shinhan Bank Bldg.) 1046, Bumgye-dong, Anyang-si, Gyeonggi-do	031) 381-8686
Pyeongtek	(1st floor, Samsung Life Insurance Bldg.) 32-2, Pyeongtek-dong, Pyeongtek-si, Gyeonggi-do	031) 657-9010
Hanam	(1st floor, National Pension Bldg.) 1582-4, Wusan-dong, Gwangsan-gu, Gwangju	062) 956-0707
Haeundae	2nd floor, Wungsin Cineart Bldg., 1479-1, Jwa-dong, Haeundae-gu, Busan	051) 701-2200
Jamsil Lotte Castle	2nd floor, Lotte Castle Gold, 7-18, Sincheon-dong, Songpa-gu, Seoul	02) 2143-0800

IX. Current Status of Target Company
     A. Financial Status for Last Three Fiscal Years
<Balance Sheets>
[Unit: KRW million]

	21st Year,	20th Year	19th Year	18th Year
	3rd Quarter	(As of Dec. 31,	(As of Dec. 31,	(As of Dec. 31,
Accounting Period	(As of Sep. 30, 2006)	2005)	2004)	2003)
Total Assets	9,851,114	9,084,234	8,217,358	10,765,557
(Current Assets)	1,482,631	1,522,031	2,149,776	2,438,295
(Merchandise)	8,001,107	7,098,515	5,625,998	7,265,839
(Fixed Assets)	367,376	463,688	441,584	1,061,423
Total Liabilities	7,081,726	7,277,709	8,787,106	13,978,745
(Current Liabilities)	3,703,244	5,060,904	7,026,292	9,510,317
(Long-Term Liabilities)	3,378,482	2,216,805	1,760,814	4,468,428
Total Shareholders’ Equity	2,769,388	1,806,525	-569,747	-3,213,188
(Capital Stock)	626,847	626,847	2,585,590	785,989
(Capital Surplus)	1,378,030	2,830,052	1,713,485	451,664
(Retained Earnings)	949,229	-1,449,481	-4,516,799	-4,435,198
(Capital Adjustment)	-184,718	-200,893	-352,023	-15,643
<Income Statements>
[Unit: KRW million]

	21st Year,
	First 3 Quarters	20th Year	19th Year	18th Year
	(Quarter ended Sep.	(Year ended	(Year ended Dec.	(Year ended Dec.
Accounting Period	30, 2006)	Dec. 31, 2005)	31, 2004)	31, 2003)
Operating Revenues	2,044,682	2,729,712	3,432,268	4,392,635
Operating Expenses	1,128,943	1,481,278	4,279,152	9,727,359
Operating Income	915,739	1,248,434	-846,883	-5,334,724
(Non-Operating Revenues)	50,172	142,557	166,893	203,891
(Non-Operating Expenses)	19,224	27,918	113,549	442,252
Ordinary Income	946,687	1,363,073	-793,539	-5,573,085
(Extraordinary Gains)	0	0	711,939	16,133
(Extraordinary Losses)	0	0	0	0
Net Gains and Losses	949,229	1,363,073	-81,600	-5,598,811
Net Income per share	7,571	11,077	-3,856	-52,290
Dividend per share	0	0	0	0
Net Asset per share	22,090	14,410	-1,102	-20,440

B. Transaction Status of Target Shares for Recent Six Months
[Unit: KRW or shares]

Month	Highest Price	Lowest Price	Trade Volume
February, 2007 1)	62,300	61,200	5,513,976
January, 2007	61,900	60,700	5,810,450
December, 2006	62,200	58,600	3,006,504
November, 2006	60,800	58,900	2,175,030
October, 2006	60,800	59,000	1,764,417
September, 2006	60,700	57,900	3,838,060

1)	As of February 23, 2007
X. Procedures of the Tender Offer
A. Method of Tender

Tender Offer Agent	Name	Good Morning Shinhan Securities, Co., Ltd.
	Head Office Location	Youido-Dong 23-2, Youngdeungpo-Gu, Seoul, Korea

Method of Tender	1. Tender Offers of LG Card registered common stocks may be made only through Tender Offer Agent, except for tax deductible or tax exempt savings account opened at other securities companies, during the Tender Offer Period (from February 28, 2007 to March 19, 2007; a period of 20 days). Please bear in mind that tender applications must be received by no later than 3:30p.m. (Korea time) on the expiration date of the Tender Offer Period (March 19, 2007).

• Tenders may be made in person or via telephone, provided that tenders via telephone are not available to Shareholders tendering through tax deductible or tax exempt savings account opened at a securities company other than the Tender Offer Agent. Tenders may not be made via fax or Internet.

<Tender in Person>
	Shareholders	Holding an account at the Tender Offer Agent	Holding an account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders

Trading Account	 A Shareholder holding a trading account at the Tender Offer Agent must confirm that its LG Card shares are deposited in its trading account.
‚ A Shareholder holding a trading account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders must open a trading account at the Tender Offer Agent and either transfer or directly deposit its LG Card shares into the trading account before tendering such LG Card shares.
ƒ Tendering Shareholders must bring identity confirmation documents to Tender Offer Agent’s office; complete and submit a tender application form available at the office, and obtain written confirmation of tender.

Tax Deductible/Exempt Savings Account	 A Shareholder holding a tax deductible or tax exempt savings account at the Tender Offer Agent must confirm that its LG Card Shares are deposited in such account.
	‚ Tendering Shareholders must complete and submit a tender application form available at Tender Offer Agent’s office and obtain written confirmation of tender.	A Shareholder holding a tax deductible or tax exempt account at a securities company other than the Tender Offer Agent must inform such securities company of its intent to tender its LG Card shares. On the expiration date of the Tender Offer Period, such securities company must (i) collect details of all such requests and (ii) tender and submit the tender applications and a summary of tender status of each tendering Shareholders to the Tender Offer Agent.
<Tender via Telephone>
Shareholders	Holding an account at the Tender Offer Agent	Holding an account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders

Trading Account	 A Shareholder holding a trading account at the Tender Offer Agent must confirm that its LG Card shares are deposited in its trading account.
‚ A Shareholder holding a trading account at a securities company other than the Tender Offer Agent or registered in the Registry of Shareholders must open a trading account at the Tender Offer Agent and either transfer or directly deposit its LG Card shares into the trading account before tendering such LG Card shares.
ƒ Tendering Shareholders must contact Tender Offer Agent’s office or Call Center (at 1588-0365) and follow the instructions.
„ Throughout the tender procedure, a Shareholder must provide its account number, resident registration number and the number of LG Card shares held for the purpose of identity confirmation and deposit verification.

	Tax Deductible/Exempt Savings Account	 A Shareholder holding a tax deductible or tax exempt savings account at the Tender Offer Agent must confirm that its LG Card shares are deposited in such account.	Tender via telephone is not available.
‚ Tendering Shareholders must contact Tender Offer Agent’s office or Call Center (Tel. No. 1588-0365) and follow the instructions.
ƒ Throughout the tender procedure, a Shareholder must provide its account number, resident registration number and the number of LG Card shares held for the purpose of identity confirmation and deposit verification.

2. Once LG Card shares are tendered and transferred to an account at the Tender Offer Agent or to a tax deductible or tax exempt savings account at a securities company other than the Tender Offer Agent, such LG Card shares may not be withdrawn from the account unless (i) the Tender Offeror withdraws the Tender Offer pursuant to Article 12-7 of the Enforcement Decree of the SEA or (ii) the relevant tendering Shareholder cancels its tender.

3.  In the case of a non-resident Shareholder (including foreign corporations), applicable law may require the Tender Offer Agent to withhold certain capital gains taxes and applicable surtaxes, unless (i) applicable tax treaties exempt the Shareholder from such withholdings and (ii) all actions necessary for such exemptions to be available have been taken by the Shareholder.
‚ In case of non-resident Shareholders (including foreign corporations) eligible for exemption from capital gains taxes and any applicable surtaxes, such Shareholder must submit, at the time of Tender Offer: (i) an application for tax-exemption on non-resident’s Korean source income provided under the Tax Treaty and (ii) any other documents supporting the acquisition costs (if applicable). The burden of proof in respect of the eligibility for exemption from withholding taxes under the Tax Treaty or the authenticity of any supporting documents lies on the relevant Shareholders, and the Tender Offer Agent who is obligated to withhold such taxes may refuse to apply the exemption if the relevant Shareholder refuses to fulfill the burden.

Place for Filing Application	Branch Office	Location
	Head office and branch offices of Good Morning Shinhan Securities Company Co., Ltd.	Head office: Youido-Dong 23-2, Youngdungpo-Gu, Seoul Branch offices: See Part VIII, Section C above.

B. Method of Withdrawing Tender by Shareholder
(i)	Any Shareholder who has tendered its LG Card shares may withdraw such tender, in whole or in part, at any time prior to the end of the Tender Offer Period. In the event a Shareholder withdraws its tender, such Shareholder will not be liable to Tender Offeror for any compensatory or liquidated damages.

(ii)	Tenders may be withdrawn by no later than 3:30 p.m. (Korea time) on the expiration date of the Tender Offer Period (March 19, 2007).

(iii)	If any Shareholder wishes to withdraw its tender, such Shareholder may do so either in person or via telephone, provided that withdrawal via telephone is not available to a Shareholder holding a tax deductible or tax exempt savings account at a securities company other than the Tender Offer Agent. Withdrawals may not be made via fax or Internet.
<Procedures for Withdrawal>

For a Shareholder that Tendered its LG Shares Through the Tender Offer Agent	 The Shareholder may withdraw its tender in person or via telephone.
‚ If a Shareholder wishes to withdraw its tender in person, the Shareholder must visit the branch office of the Tender Officer Agent that previously received the Shareholder’s tender, submit identity confirmation documents and the written confirmation of tender obtained at the time of tender, and complete and submit to the office a statement of withdrawal form in exchange for a written confirmation of withdrawal.
ƒ If a Shareholder wishes to withdraw its tender via telephone, the Shareholder must contact the branch office of the Tender Officer Agent that previously received the Shareholder’s tender, or the Call Center (at 1588-0365), and follow the instructions. Throughout the withdrawal procedures, the Shareholder must provide its account number, resident registration number and the number of LG Card shares held for the purpose of identity confirmation and tender status verification.

For a Shareholder that Tendered its LG Shares through a Securities Company Other than the Tender Offer Agent	 The Shareholder may withdraw its tender through the relevant securities company.
‚ Withdrawals via telephone is not available to a Shareholder who wishes to withdraw its tender through a securities company other than the Tender Offer Agent. The Shareholder must visit the branch office of securities company that previously received the Shareholder’s tender, submit identity confirmation documents and the written confirmation of tender obtained at the time of tender, and complete a statement of withdrawal form in exchange for a written confirmation of withdrawal.
(iv)	If any Shareholder withdraws its tender, the prohibition on withdrawal of LG Card shares deposited into the account established for the Tender Offer must be lifted without delay with respect to such withdrawn LG Card shares on the date such tender withdrawal application is submitted.

C. Method of Purchasing Tendered Shares
Prior to the commencement of the Tender Offer Period, Tender Offeror opened an account in its own name for the purpose of offering tenders at the Tender Offer Agent, Sales Department II, Good Morning Shinhan Securities (account no.: 080-01-101893; holder of account: Shinhan Financial Group Co., Ltd.).
If, on the Settlement Date, the total number of tendered LG Card shares exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the rules of allocation (see below ). In respect of any LG Card shares not purchased in excess of the Target Number of Shares, the prohibition on withdrawal of such shares will be lifted on the Settlement Date.
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.
D. Method of Amendment of Terms of the Tender Offer and Withdrawal of the Tender Offer
(i)	Tender Offeror may amend the terms and conditions of the Tender Offer at any time on or prior to the expiration date of the Tender offer Period by filing a written amendment to this Tender Offer Circular. However, as provided under Article 23-2(1) of the SEA and Article 12-6 of the Enforcement Decree thereof, Tender Offeror may not amend the terms and conditions of the Tender Offer if the amendment would do any of the following: (i) lower the Tender Offer Price; (ii) reduce the Target Number of Shares; (iii) extend the date for payment of the Tender Offer Purchase Price; (iv) shorten the Tender Offer Period; (v) change the type of consideration to be given to tendering Shareholders (except by adding an additional type of consideration from which Shareholder can select); or (vi) engage in an act that would otherwise result in unfavorable terms or conditions to tendering Shareholders as prescribed by the FSC.

(ii)	Tender Offeror may not withdraw the Tender Offer on or after the date of public notice of the Tender Offer, provided that Tender Offeror may withdraw the Tender Offer if a basis for withdrawal prescribed under Article 12-7 of the Enforcement Decree of the SEA arises at any time on or prior to the expiration of the Tender Offer Period. However, Tender Offeror will not withdraw the Tender Offer even if a competing tender offer is launched by a third party. If the Tender Offer is withdrawn, public notice of such withdrawal, including an explanation of the basis for withdrawal, will be provided in two daily newspapers in Korea, namely the Maeil Business Newspaper and the Korea Economic Daily.

<Exceptional Grounds for Withdrawal of Tender Offer under Article 12-7 of the Enforcement Decree of the SEA>
1.	Launch by a third party of a competing tender offer;
2.	Death, dissolution or bankruptcy of, or the dishonoring of any note or check issued by, Tender Offeror, or any other material calamity that could not be expected at the time of filing of this Tender Offer Circular, as prescribed by the FSC; and
3.	Merger or transfer of a material part of the business of the Target Company (where a transfer of business means one described in any paragraph of Article 84-8(1) of the Enforcement Decree of the SEA), dissolution or bankruptcy of the Target Company or the dishonoring of any note or check issued by the Target Company, delisting of the LG Card shares from the Korea Exchange, or any other material calamity that could not have been expected at the time of filing of this Tender Offer Circular, as prescribed by the FSC.

(iii)	If Tender Offeror withdraws the Tender Offer after the commencement of the Tender Offer Period, the prohibition on withdrawal of LG Card shares deposited into the account established for the Tender Offer will be lifted without delay on the date of such withdrawal.
E. Notice of Purchase
Following the expiration of the Tender Offer Period, the Tender Offer Agent will send a Notice of Purchase without delay to the address specified in the tender application of each Shareholder.
XI. Source of Funding
A. Source of Funds Necessary for the Tender Offer
[Unit: KRW]

Funds Necessary for the Tender Offer	Tender Offer Purchase Price (A)	6,676,518,505,320
	Transaction Costs (B)	2,000,000,000
	Miscellaneous (C)	40,000,000
	Total (A+B+C)	6,678,558,505,320
Composition of the Tender Offer Funds	Own Funds (A)	3,749,962,126,000
	Loans (B)	Lender	Amount	Remarks
		See below	2,930,000,000,000	—
	Others (C)	—
	Total (A+B+C)	6,679,962,126,000

Note 1)	The miscellaneous amounts include the costs of notices to be given in newspapers and those incurred in the preparation and dispatch of mailing materials, and are subject to change.
Note 2)	Tender Offeror has raised its own funds by issuing corporate bonds and preferred stocks in order to effectuate the acquisition of LG Card shares, as detailed below:

[Unit: KRW]

Category		Amount	Remarks
Own Funds (A)	Redeemable Preferred Stocks Convertible Redeemable Preferred Stocks	2,899,000,000,000 850,962,126,000	Redeemable within 5-20 years after issuance Redeemable within 5-20 years after issuance Convertible within 1-5 years after issuance
Loans	Publicly Offered Corporate Bonds Privately Offered Corporate Bonds Corporate Commercial Papers	2,050,000,000,000 500,000,000,000 380,000,000,000	To mature in 3-7 years; issued in an open public market To mature in 2 1/2 years; issued through Mizuho Corporate Bank, Seoul Branch To mature within one year; issued in an open public market
Total		6,679,962,126,000
B. Securities to be Exchanged Through the Tender Offer
1. Type and Number of Securities to be Exchanged: N/A
2. Relation between Tender Offeror and Company Issuing Securities to be Exchanged: N/A
3. Information on Issuer of Securities to be Exchanged Through the Tender Offer: N/A
XII. Tender Offeror and Its Specially-Related Persons’ Share Ownership Status and Transaction History of Target Company’s Shares Within Past One Year
A. Share Ownership Status

		No. of Shares	No. of Shares to Be
	No. of Shares	Subject to Tender	Held Post-Tender
	Currently Held	Offer	Offer	Remarks
Tender Offeror	0	98,517,316 (78.58%)	98,517,316 (78.58%)
Shinhan Bank	8,960,005 (7.15%)	0	8,960,005 (7.15%)
Total	8,960,005 (7.15%)	98,517,316 (78.58%)	107,477,321 (85.73%)

Note 1)	The number of shares to be held after the Tender Offer is provided upon the assumption that the Target Number of Shares (98,517,316 shares), is purchased in full.

Note 2)	No specially-related person of Tender Offeror other than Shinhan Bank Co., Ltd. owns LG Card shares.

Note 3)	The shareholding ratios exclude stock options for 250,000 shares granted by the Target Company. Upon exercise of these stocks options, LG Card may either give treasury shares or pay the difference between the exercise price and the market price in cash or in treasury shares.

B. Share Transaction History: N/A
(As of the end of 2005, Shinhan Bank, a specially-related person of Tender Offeror, held 4,805,030 shares and Chohung Bank held 4,154,975 shares. As a result of the merger of the two banks on April 1, 2006, Shinhan Bank holds 8,960,005 shares as of the end of 2006.)
XIII. Agreements Between Tender Offeror and Offices/Major Shareholders of Target Company (if any)
KDB is the largest shareholder of the Target Company. KDB is the principal creditor bank of the council of creditor financial institutions of LG Card and managed the sale of stocks held by the creditor financial institutions of LG Card.
Tender Offeror was selected as the preferred bidder for the sale of stocks held by the creditor financial institutions of LG Card. Tender Offeror entered into the LG Card Co., Ltd. Acquisition Agreement with KDB regarding the acquisition of LG Card shares held by the creditor financial institutions on December 20, 2006.
In accordance with the LG Card Co., Ltd. Acquisition Agreement, Tender Offeror plans to purchase 98,517,316 shares of LG Card by way of this Tender Offer at the price of KRW 67,770 per share or the total price of approximately KRW 6,676.5 billion pursuant to the applicable laws and regulations, including the SEA.
This Tender Offer is carried out in order for the parties to perform the terms of the LG Card Co., Ltd. Acquisition Agreement.
XIV. Future Plans Regarding Target Company After the Tender Offer
SFG, the Tender Offeror, has incorporated securities, credit card, invest trust, capital, insurance and other companies as its subsidiaries to equip itself to become a total financial group covering all financial sectors. Cross-sale of various funds and FNA securities savings deposits among its subsidiaries is in full swing, and SFG is concentrating on developing mixed or linked products involving insurance and credit card. The recent completion of the group-wide database has speeded up database-based marketing activities.
After the sale of LG Card shares to SFG through this Tender Offer, LG Card will be fully incorporated into SFG as one of its subsidiaries. In the process of such integration, Tender Offeror will uphold a unified objective of “pursuing SFG’s central goal of advancing and creating a new business model for the credit card business by preserving the value and growth potential of LG Card.”
To this end, SFG plans to strengthen LG Card’s competitiveness and combine LG Card’s strength with SFG’s outstanding management systems, including refined risk management and customer analysis systems. These efforts will increase LG Card’s own income and maximize synergy through mutually linked sales activities between LG Card and banking, securities, insurance and other existing subsidiaries based on LG Card’s customer base (e.g. the sale to LG Card’s customers of products of the existing subsidiaries and the sale to the existing subsidiaries’ customers of LG Card’s products).

On the other hand, SFG will operate LG Card as a separate subsidiary from Shinhan Card, SFG’s existing credit card company, for a certain period of time until the two subsidiaries can be gradually consolidated. To this end, a set of cooperative and collaborative systems will be established between the two card companies to build a base structure for the eventual consolidation.
As explained above, Tender Offeror will enhance LG Card’s competitiveness and, by integrating LG Card into SFG, improve the non-banking sectors within SFG so that, at the end, SFG and LG Card can become the leader in the Korean financial market.
XV. Particulars on Intermediary of the Tender Offer (if any)
A. Name: N/A
B. Location of Head Office: N/A
C. Objectives and Businesses: N/A
D. Relation to Tender Offeror: N/A
XVI. Place Where the Tender Offer Circular and Tender Offer Documents will be Publicly Available
A. Tender Offer Circular
Electronic Version:
Korean Financial Supervisory Services Website: http://dart.fss.or.kr
Korea Exchange Website: http://krx.or.kr
B. Tender Offer Documents
Electronic Version:
Korean Financial Supervisory Services Website: http://dart.fss.or.kr
Korea Exchange Website: http://krx.or.kr
Written Version (English):
Head Office / Branch Offices of Tender Offer Agent

•	Head Office:	Youido-Dong 23-2, Youngdungpo-Gu, Seoul, Korea
Tel. no: (02) 3772-1000
Customer Support Center: 1588-0365

•	Branch Offices:	Listed below (Note: the telephone country code is 82)

Name of Branch	Address	Telephone Number
Gangnam	(2nd and 3rd floors, Seonleung Bldg.) 702-28 Yoksam-dong, Gangnam-gu, Seoul	02) 538-0707
Gangnam Jungang	(2nd floor, Shindeok Bldg.) 1329-7, Seocho-dong, Seocho-gu, Seoul	02) 6354-5300
Gangneung	(2nd floor, Donga Bldg.) 114-2, Imdang-dong, Gangneung-si, Gangwon-do	032) 642-1777

Name of Branch	Address	Telephone Number
Gyeyang	(4th floor, Younghwa Bldg.) 863-3 Jakjeon-dong, Gyeyang-gu, Incheon	032) 553-2772
Gwanak	(2nd floor, Namgyeongdo Bldg.) 853-1, Bongcheon 7(chil)-dong, Gwanak-gu, Seoul	02) 887-0809
Gwangju	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 30, Keumnamro 2(i)-ga, Dong-gu, Gwangju	062) 232-0707
Gwanghwamun	3rd floor, King’s Garden Complex 4, 73 Naesu-dong, Jongno-gu, Seoul,	02) 732-0770
Guro	(3rd floor, New World Bldg.) 103-12 Guro 5(o)-dong, Guro-gu, Seoul	02) 857-8600
Gumi	(1st floor, Goodmorning Shinhan Securities Bldg.) 56, Songjeong-dong, Gumi-si, Gyeongsangbuk-do	054) 451-0707
Guwoldong	2nd floor, Shinhan Bank Guwoldong Branch, 1199-13, Guwol-dong, Namdong-gu, Incheon	032) 464-0707
Gunsan	(2nd floor, Goodmorning Shinhan Securities Bldg.) 15-8, Jungangno 2(i)-ga, Gunsan-si, Jeollabuk-do	063) 442-9171
Geumjeong	(2nd floor, Haegang Bldg.) 184-3, Guseo 2(i)-dong, Geumjeong-gu, Busan	051) 516-8222
Nonhyeon	(1st floor, Daeyong Bldg.) 90, Nonhyeon-dong, Gangnam-gu, Seoul	02) 518-2222
Dapsimni	(2nd floor, Gyeongwon Bldg.) 496-4, Dapsimni-dong, Dongdaemun-gu, Seoul	02) 2217-2114
Daegu	(3rd and 4th floors, Shinhan Bank Bldg.) 34-16, Bongsan-dong, Jung-gu, Daegu	053) 423-7700
Daegudong	(3rd floor, Woojin Bldg.) 593-15, Shinam 1(il)-dong, Dong-gu, Daegu	053) 944-0707
Daeguseo	(4th floor, Wolgok Bldg.) 1511, Sangin-dong, Dalseo-gu, Daegu	053) 642-0606
Daejeon	(2nd floor, Socheong Bldg.) 5-2 Seonhwa-dong, Jung-gu, Daejeon	042) 255-9131
Dogok	(3rd floor, Jae Neung Education Bldg.) 464, Dogok-dong, Gangnam-gu, Seoul	02)2057-0707
Dogok Jungang	(2nd floor, Hansol Phillia) 755, Yoksam-dong, Gangnam-gu, Seoul	02) 554-6556
Dong Gwangyang	(2nd floor, Goodmorning Shinhan Securities Bldg.) 1647-7, Jung-dong, Gwangyang-si, Jeollanam-do	061) 791-8020
Dongducheon	(3rd floor, Samsung Core Bldg.) 601-63, Saengyeon-dong, Dongducheon-si, Gyeonggi-do	031) 862-1851
Dongrae	(2nd floor, Rosesty Bldg.) 1491-1, Geojae 1(il)-dong, Yeonjae-gu, Busan	051) 505-6400
Dunsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 1173, Dunsan-dong, Seo-gu, Daejeon	042) 484-9090
Masan	(2nd floor, Songha Bldg.) 268, Hapseong 2(i)-dong, Masan-si, Hoewon-gu, Gyeongsangnam-do	055) 297-2277
Mapo	2nd and 3rd floors, Local Finance Bldg., 253-42, Gongdeok-dong, Mapo-gu, Seoul	02) 718-0900
Myeongdong	(4th floor, Shinhan Bank Myeongdong Jungang Branch) 53-1, Myeongdong 1(il)-ga, Jung-gu, Seoul	02) 752-6655
Mokdong	(1st floor, Gisan Bldg.) 406-28, Mok 1(il)-dong, Yangcheon-gu, Seoul	02)2653-0844
Mokdong Jungang	1st floor, Buyoung Green Town 3-cha, 908-34, Mok 6(yuk)-dong, Yangcheon-gu, Seoul	02)2649-0101
Miryang	(2nd floor, Hueam Bldg.) 701-7, Naei-dong, Miryang-si, Gyeongsangnam-do	055) 355-7707

Name of Branch	Address	Telephone Number
Bangbaedong	(3rd floor, Shinhan Bank Bangbaedong Jungang Branch) 898-5, Bangbae-dong, Seocho-gu, Seoul	02) 533-0202
Busan	(3rd floor, Dongyang Bldg.) 4, Donggwang-dong 2(i)-ga, Jung-gu, Busan	051) 243-0707
Sanbon	(3rd floor, Shinhan Bank Sanbon Jungang Branch) 1144, Sanbon-dong, Gunpo-si, Gyeonggi-do	031) 392-1141
Samsungyeok	(3rd floor, Saemyeong Bldg.) 945-2, Daechi-dong, Gangnam-gu, Seoul	02) 563-3770
Sampung	(2nd floor, Nara Bldg.) 1696-14, Seocho-dong, Seocho-gu, Seoul	02) 3477-4567
Sanggyedong	(2nd floor, Dongbang Reports Bldg.) 734-5, Sanggye 6(yuk)-dong, Nowon-gu, Seoul	02) 937-0707
Sangdodong	(2nd floor, Sungdae Shopping) 324-1, Sangdo-dong, Dongjak-gu, Seoul	02) 820-2000
Seogyodong	(3rd floor, Seogyo Tower) 353-1, Seogyo-dong, Mapo-gu, Seoul	02) 335-6600
Seogwipo	(3rd floor, Wonbok Bldg.) 286-32, Seogwi-dong, Seogwipo-si, Jeju-do	064) 732-3377
Seomyeon	(4th floor, Cheil Bank Bldg.) 163-1, Bujeon 2(i)-dong, Busanjin-gu, Busan	051) 818-0100
Songpa	(2nd floor, LG Twin Regency Munjungdong Bldg.) 150-2, Munjung-dong, Songpa-gu, Seoul	02) 449-0808
Sunaeyeok	(3rd floor, Hungkuk Life Insurance Bldg.) 6-7, Sunae-dong, Sungnam-si, Gyeonggi-do	031) 712-0109
Suwon	(2nd floor, Yaesin Bldg.) 1023-1, Kwonsun-dong, Kwonsun-gu, Suwon-si, Gyeonggi-do	031) 246-0606
Siji	(2nd floor, Dongho Bldg.) 374-5, Sinmae-dong, Susung-gu, Daegu	053) 793-8282
Sindang	(2nd floor, Shinyoung Bldg.) 150-1, Sindang 5(o)-dong, Jung-gu, Seoul	02) 2254-4090
Sinlim	(3rd floor, Youngil Bldg.) 1422-35, Sinlim-dong, Gwanak-gu, Seoul	02) 875-1851
Sinbanpo	(3rd floor, New Town Shopping) 58-24, Jamwon-dong, Seocho-gu, Seoul	02) 533-1851
Sinseoldong	(3rd floor, Allianz Life Insurance Bldg.) 1383, Sungin-dong, Jungro-gu, Seoul	02) 2232-7100
Andong	(2nd floor, Okdong Bldg.) 791-2, Ok-dong, Andong-si, Gyeongsangbuk-do	054) 855-0606
Ansan	(5th floor, Wongsin Art Bldg.) 708, Gojan-dong, Danwon-gu, Ansan-si, Gyeonggi-do,	031) 485-4481
Apgujeong	(1st floor, Gangnam Securities Bldg.) 612-1, Sinsa-dong Gangnam-gu, Seoul	02) 511-0005
Apgujeong Royal	(3rd floor, MJ Bldg.) 621-2, Sinsa-dong, Gangnam-gu, Seoul	02) 547-0202
Apgujeong FC	(2nd floor, Gaonix Sports Bldg.) 575, Sinsa-dong, Gangnam-gu, Seoul	02) 541-5566
Yoido	(2nd floor, Goodmorning Shinhan Tower Annex) 24-4, Yoido-dong, Youngdungpo-gu, Seoul	02) 3775-4270
Yeochun	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 71-1, Hak-dong, Yeochun-si, Jeollanam-do	061) 682-5262
Yeonhuidong	(1st floor, Eunhae Bldg.) 188-8, Yeonhui-dong, Seodaemun-gu, Seoul	02) 3142-6363
Youngdungpo	(3rd floor, Shinhan Bank Bldg.) 68-3, Youngdungpodong 4(sa)-ga, Youngdungpo-gu, Seoul	02) 2677-7711

Name of Branch	Address	Telephone Number
Sales Department	(1st floor, Goodmorning Shinhan Tower), 23-2, Yoido-dong, Youngdungpo-gu, Seoul	02) 3772-1200
Olympic	(1st and 2nd floors, Daekyung Bldg.) 17-8, Ogeum-dong, Songpa-gu, Seoul	02) 448-0707
Ulsan	(1st and 2nd floors, Goodmorning Shinhan Securities Bldg.) 117-2, Dal-dong, Nam-gu, Ulsan	052) 273-8700
Ulsannam	(1st and 2nd floors, Sinjung Core Bldg.) 647-4, Sinjung-dong, Nam-gu, Ulsan	052) 257-0777
Yusung	(2nd floor, Lucky Tower) 448-8, 9 Bongmyeong-dong, Yusung-gu, Daejun	042) 823-8577
Uijeongbu	(2nd floor, Shinhan Bank Bldg.) 176-22, Uijeongbu-dong, Uijeongbu-si, Gyeonggi-do	031) 848-9100
Ilsan	(2nd floor, Heo Yu Jae’s Clinic Bldg.) 780, Janghang-dong, Ilsan-gu, Goyang-si, Gyeonggi-do	031) 907-3100
Jeonju	(3rd floor, Korea Industry Bank Bldg.) 103, Gyeongwondong i(il)-ga, Wansan-gu, Jeonju-si, Jeollabuk-do	063) 286-9911
Jungeup	(2nd floor, formerly Hangbok Wedding Hall) 525-1, Susung-dong, Jungeup-si, Jeollabuk-do	063) 531-0606
Jungjadong	2nd floor, Bundang Clinic, 15-2 Jungja-dong, Bundang-gu, Sungnam-si, Gyeonggi-do	031) 715-8600
Jeju	(2nd floor, Korea Specialty Contractor Financial Cooperative) 710-1, Nohyung-dong, Jeju-si, Jeju-do	064) 743-9011
Jukjeon	3rd floor, Daedeok Nuriettle B, 1808, Bojung-dong, Giheung-gu, Yongin-si, Gyeonggi-do	031) 898-0011
Jungbu	(2nd floor, Ssangyong Bldg.) 24-1, Jeo-dong, Jung-gu, Seoul	02) 2270-6500
Changdong	(1st and 2nd floors, Sangsu Bldg.) 693, Ssangmun-dong, Dobong-gu, Seoul	02) 995-0123
Changwon	(2nd floor, Checil Life Insurance Allianz Bldg.) 75-3, Sangnam-dong, Changwon-si, Gyeongsangnam-do	055) 285-5500
Cheongju	(1st floor, Nuri Tower) 1605, Yongam-dong, Sangdang-gu, Cheongju-si, Chungcheongbuk-do	043) 296-5600
Taepyeongro	Shinhan Bank Head Office basement, 120, Taepyeongro 2(i)-ga, Jung-gu, Seoul	02) 757-0707
Pyeongchon	(3rd floor, Shinhan Bank Bldg.) 1046, Bumgye-dong, Anyang-si, Gyeonggi-do	031) 381-8686
Pyeongtek	(1st floor, Samsung Life Insurance Bldg.) 32-2, Pyeongtek-dong, Pyeongtek-si, Gyeonggi-do	031) 657-9010
Hanam	(1st floor, National Pension Bldg.) 1582-4, Wusan-dong, Gwangsan-gu, Gwangju	062) 956-0707
Haeundae	2nd floor, Wungsin Cineart Bldg., 1479-1, Jwa-dong, Haeundae-gu, Busan	051) 701-2200
Jamsil Lotte Castle	2nd floor, Lotte Castle Gold, 7-18, Sincheon-dong, Songpa-gu, Seoul	02) 2143-0800

Exhibit 1
Notice of Purchase
[Date]
To [Title of Account],

Name:	Shinhan Financial Group Co., Ltd.
Address:	Taepyongro 2-Ga 120, Joong-Gu, Seoul, Korea
Telephone:	(02) 6360-3000
1. Purchase

Total Number of
	Total Number of	Share Certificates,
Type of Share	Tendered Shares	etc. Expected to be	Total Number of
Certificates, etc.	Certificates, etc.	Purchased	Returned Shares, etc.

2. Share Certificates Expected to be Purchased or Returned

No. of
Share			Share
Certificates, etc.	Type of	No. of	Certificates,	Purchase Price, etc.
expected	Tendered	Tendered	etc.	Purchase			Securities
to be	Shares	Shares	Expected to	Price per	Purchase	Securities	Transaction
Purchased	Certificates, etc.	Certificates, etc.	be Purchased	Share	Price	Exchange	Taxes

Calculation	(Number of Shares Expected to be Purchased) x (Purchase Price per Share) (with 5% securities transaction tax deducted)

Returned Shares, etc.	Type of Share, etc.	No. of Share, etc.	Return Methods
3. Settlement

Tender Offer Agent (Securities	Name	Good Morning Shinhan Securities Co., Ltd.
Company in Charge of Settlement)	Principal Place of Business	Youido-Dong 23-2, Youngdungpo-Gu, Seoul, Korea

Settlement Date	March 23, 2007

Settlement Method	 Following the expiration of the Tender Offer Period, a Notice of Purchase will be sent without delay by the Tender Offer Agent to the address specified in the tender application of each shareholder who has validly tendered LG Card shares (each, a “Shareholder”).
‚ The Tender Offer Purchase Price will be transferred to the account with the Tender Offer Agent designated by each Shareholder, provided that the securities transaction tax at the rate of 0.5% and any other applicable tax will be deducted or withheld therefrom prior to each such transfer. In the case of a non-resident Shareholder (including foreign corporations), applicable law may require the Tender Offer Agent to withhold certain capital gains taxes and applicable surtaxes, unless (i) applicable tax treaties exempt the Shareholder from such withholdings and (ii) all actions necessary for such exemptions to be available have been taken by the Shareholder.

* The burden of proof in respect of the eligibility for exemption from withholding taxes under the Tax Treaty or the authenticity of any supporting documents lies on the relevant Shareholders, and the Tender Offer Agent who is obligated to withhold such taxes may refuse to apply the exemption if the relevant Shareholder refuses to fulfill the burden.

ƒ If the total number of tendered LG Card shares exceeds the Target Number of Shares, Tender Offeror is to purchase such shares on a pro-rated basis in accordance with the rules of allocation (see below). In respect of any LG Card shares not purchased in excess of the Target Number of Shares, the prohibition on withdrawal of such shares will be lifted on the Settlement Date.

„ LG Card shares validly tendered through the Tender Offer will be transferred from the account of each Shareholder to the account of Tender Offeror on the Settlement Date:

* Tender Offer Account:
   — Office where the account is opened: Sales Department II, Good Morning Shinhan Securities Co., Ltd.
   — Account No.: 080-01-101893
   — Holder of Account: Shinhan Financial Group Co., Ltd.

	Branch Office	Location
Settlement Place	Head office and branch offices of Good Morning Shinhan Securities Co., Ltd.	Head office: Youido-Dong 23-2, Youngdeunpo-Gu, Seoul Branch offices: See Good Morning Shinhan Securities Co., Ltd. Website (http://www.goodi.com)
<Rules of Allocation>
If the total number of tendered LG Card shares exceeds the Target Number of Shares, the Target Number of Shares will first be allocated in proportion to the shareholders’ respective ratios of their shares to the total number of tendered shares, with any number of allocated shares that is less than a share (a decimal point) being written off. Any such remaining number of shares will then be allocated in accordance with the decimal points of the shares from the greatest to the smallest, repeatedly until there is no remaining share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Byung Jae Cho
Name: Byung Jae Cho
Title: Chief Financial Officer

Date: February 27, 2007